

Annual Report 2021

inter

Index


inter

Presentation

Letter to Stakeholders

GRI 2-22

We are one of the fastest-growing companies in Brazil. By combining the offer of financial and non-financial services, we generate value for over 16.3 million customers who simplify their daily lives through our Super App. We invested heavily in technology, people and innovation. As a result, we could nearly double the number of customers in one year. We were born sustainable by betting on a scalable digital model, which is lightweight and hosted in the cloud. Today, we are a complete Super App in the Americas, and we actively contribute to the low carbon economy. We only emit 6.7% of carbon per customer compared to traditional players. Our operation stands out for its eco-efficiency in a business that serves the interests of the Company and the global interests of our stakeholders while gaining scale and positively impacting society.

When we talk about gaining scale, our results prove that we are on the right track. We performed excellently in all our five growth avenues, closing the year with 2.7 million active customers in Inter Shop, who carried out over 22 million transactions in 2021, representing a growth of 135% compared to 2020. At Inter Seguros, we reached 838k customers with active insurance, 229% growth in one year.

On the other hand, Inter Invest reached two million customers with access to different types of investments. Currently, 438k people invest in variable income with Inter, around 12% of the Stock Exchange, and we also won the title of best digital brokerage in the popular evaluation by Ibest. We ended 2021 with R$42.9 billion transacted in cards, a growth of 94% in one year. At Pix, we represent 8.5% of the market share by carrying out 679 million transactions. We also originated R$20.1 billion in credit, up by 123% over 2020.

Given the innovations we have implemented, the increase in the number of customers and the offer of products and services in 2021, we also carried out our second Materiality Assessment. We consulted with many stakeholders on the relevance of 20 sustainability topics, which are highly correlated to our business model. We reached eight priority topics, which renew our Materiality and are distributed in our pillars of action: Financial, Environmental, Social and Governance (FASG). Our performance and main related impacts during the year 2021 will be presented throughout this report.

We always want to go further and increase the possibilities of offering our customers an increasingly complete platform. Therefore, in 2021, we concluded the operations for the acquisition of 60% of Meu Acerto and 45% of Granito, focused on credit recovery and acquiring, respectively. We also announced new acquisitions, such as equity interest in IM Designs, a company specializing in virtual reality (VR), augmented reality (AR) and mixed reality (XR); Duo Gourmet, a platform for benefits in restaurants, and USEND, an American fintech that will allow us to operate in the United States of America offering products and services to residents of the country.

To sustain all this growth and expansion, in 2021, we carried out the largest follow-on in our history, raising R$5.5 billion. Besides, we focused on structuring our Corporate Reorganization, which will seek to migrate our entire shareholder base to the United States - on one of the largest stock exchanges in the world, Nasdaq -, which will represent advances in our governance and access to a more mature capital market, guiding our expansion nationally and internationally in the coming years.

In 2022, we want to continue simplifying the lives of more and more people around the world, without forgetting to improve our ESG performance, taking sustainability even further into the daily lives of our customers through education, services and sustainable products.

I appreciate the support of all our stakeholders on this journey and invite you to get to know it better by reading our Annual Report 2021.

Have a good time reading!

João Vitor Menin
Inter CEO



GRI 3-3

Main Achievements 2021

B3 EFFICIENT CARBON INDEX - ICO 2 B3
Since May 2021, Inter has been part of the ICO2 portfolio.

GOLD CERTIFICATE GHG PROTOCOL
In 2021, our Emissions Inventory was again awarded the GHG Protocol Gold Certificate.

CDP
In 2021, our score on the Climate Change questionnaire was C, which represents awareness level.

HUMANIZED
We obtained an "A" Awareness Rating in the 3rd Edition of the Humanized Survey.

500 MOST INFLUENTIAL PEOPLE IN LATIN AMERICA BY BLOOMBERG
Rafaela Vitória, Chief Economist and Head of Research at Inter, joined the Bloomberg Línea list.

THE BEST CEOS IN BRAZIL BY FORBES BRASIL
João Vitor Menin, CEO of Inter, was elected one of the ten leaders who best maintained or increased the relevance of their brands and the indicators of their businesses amid the economic crisis and pandemic.

WORLD ECONOMIC MAGAZINE
Best Digital Bank in Brazil in 2021 by the World Economic Magazine.

INSTITUTIONAL INVESTOR RANKINGS (FINANCIAL/BANKS - MIDCAP)
Best CEO (João Vitor Menin).
Best CFO (Alexandre Riccio).
Best ESG.
Best IR Program.
Best IR Professional (Helena Caldeira).
Best IR Team.
Best Investor/Analyst Event.

GRI 3-3

Main Achievements 2021

CFI - BEST INSURANCE SOLUTIONS IN BRAZIL 2021
Award for "Best Insurance Solutions in Brazil" by Capital Finance International (CFI.co).

FORBES WORLD'S BEST BANKS AWARD
2nd in the ranking of the best banks in Brazil by Forbes.

RANKING FUTUREBRAND
27th in the ranking of institutions most prepared for the future.

IBEST AWARD
Best Digital Broker in Brazil by the popular jury Best Super App and Top 3 Digital Banks by the iBest Academy jury.

FILASA AWARD
Best Legal Department in Brazil in the Banking and Financial Services category.

RECLAME AQUI AWARD
Elected 2nd best service in Brazil by popular vote in the Banks and Digital Cards category.

RATING MQ2.BR ASSIGNED TO INTER ASSET
2nd best rating on the Moody's Investment Manager Quality Assessment scale.

EQUITY FOLLOW-ON OF THE YEAR 2021 – LATAM FINANCE
Best subsequent share offering of 2021, with funding of R$5.5 billion.

MORGAN STANLEY CAPITAL INTERNATIONAL (MSCI) ESG "BB" RATING
Highlight for the topics "Access to Finance" and "Consumer Financial Protection".

The Report

GRI 2-2 GRI 2-3 GRI 2-5 GRI 2-14

This Annual Report was prepared following the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Integrated Reporting framework, proposed by the International Integrated Reporting Council (IIRC) – international guidelines and references in reporting corporate. Besides, it also represents our Communication on Progress (COP) as signatories of the Global Compact since 2020 and provides information on our value generation between January 1 and December 31, 2021. Its content has been audited by Ernst & Young (EY).

We show how Environmental, Social and Governance (ESG) aspects are interconnected in our business model and how they guide our purpose of simplifying the lives of customers, employees, suppliers and shareholders. At the end of the Report, we have a table with the GRI, SASB and ODS annexes present throughout the chapters to facilitate understanding.

The economic-financial information and management analyzes refer to the consolidated performance of Grupo Inter. The financial information is prepared following the financial statements audited by a third party and published on our Investors Relations website and at the Securities and Exchange Commission (CVM). The economic and financial information period coincides with that of the other information presented in this Report.

Inter's Annual Report and its materiality are analyzed and validated by Inter's Vice-Presidency, which also makes contributions to the two processes from a general point of view of the organization, besides a current and future perspective.

Reading Tools

Throughout the report, it is possible to observe the standards below:

GRI - GRI-related indicators will be represented in the GRI XXX-X format;

SASB - The indicators linked to the SASB will be represented in the format SASB AA-BB-XXXc.X;

SDG - The content of each chapter was linked to the 17 Sustainable Development Goals (SDGs) of the UN 2030 Agenda. These are represented in XX format;

IIRC - Represented by our value generation and use of resources linked to Integrated Reporting capitals: Financial Capital, Human Capital, Intellectual Capital, Manufactured Capital, Natural Capital and Social and Relationship Capital, which are described throughout the report.

Inter

GRI 2-1 GRI 2-6 GRI 203-2

About Us

We are Inter, an innovative platform, a Super App, eco-efficient and interconnected, always seeking to respect and privilege our customers. Headquartered in the capital of Minas Gerais, Belo Horizonte, we have over 27 years of history, and we already have nearly 4k employees, divided between the offices in Belo Horizonte – MG, Recife – PE, São Paulo – SP and coworking spaces spread throughout Brazil. We currently operate in Brazil, the United States and Portugal. Under the corporate name Banco Inter S.A., we are a publicly traded corporation, listed on Level 2 of Corporate Governance at B3 (Brasil, Bolsa, Balcão) and trading on tickers BIDI3, BIDI4 and BIDI11. Intending to revolutionize and modernize the Brazilian banking market sustainably and inclusively, we were the first 100% digital bank in the country to offer a digital checking account, totally free of fees and integrated into a complete platform of financial and non-financial services. In 2018, we became the first digital bank to carry out a Public Offering of Shares (IPO) at B3, raising funds that further boosted our growth.

Territorial Operations



Business Model that Simplifies

We are a digital ecosystem, and, through our Super App, we operate in five growth avenues: Day to Day Banking, Investments, Insurance, Credit and Shopping. With a simple, intuitive and easy-to-use interface, our Digital Account is the first step in a complete portfolio of products and services with over 100 different features. We offer credit (real estate, payroll and companies), investments, exchange, insurance, consortia, checking account services and free transactions, credit and debit cards, and non-financial services ranging from the sale of Gift Cards and mobile recharge to a complete digital marketplace with over 437 partner stores and retailers with cashback on all purchases. To be even more inclusive, we opened the possibility of opening a simplified non-financial account with access to services in this operating segment.

The different growth avenues result in customer engagement and consistent value generation, not just financial. It also materializes in the inclusion and democratization of all our products and services, with the security and simplicity that only a 100% digital Company committed to its stakeholders can provide.


Banco Inter S.A.
100%
98.33%
Inter Distribuidora de Títulos e Valores Imobiliários Ltda.
99.99%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.
70.00%
Inter Food S.A.
45.00%
BMG Granito Soluções em Pagamento S.A.[2]
50.00%
IM Designs Desenvolvimento de Softwares Ltda.[1]
60.00%
Acerto Cobrança e informações Cadastrais S.A.
70.00%
Matriz Participações S.A.
99.98%
Inter Asset Gestão de Recursos Ltda.
60.00%
Inter Digital Corretora e Consultoria de Serviços Ltda.

Base Date: December 31, 2021
[1] Subsidiary | [2] Joint venture with Banco BMG S.A.

Materiality

GRI 2-29 GRI 3-1 GRI 3-2

With the exponential growth of our number of customers, besides our diversification of the offer of products and services, the responsibility towards our diverse stakeholders has grown along with our App.

Inter is a living ecosystem, which changes, evolves and innovates every day, and to meet and capture the perception of our many stakeholders about these evolutions, we see the need to update our materiality – a study that defines the material topics, that is, that is, those that are considered the most relevant for sustainability and the generation of business value.

To this end, we started 2021 by benchmarking the segment's materiality of the SASB and MSCI, global references in the ESG topic, to learn about the most relevant topics among the segments in which Inter operates.

In parallel, we also analyzed the material topics of the ten largest Brazilian companies that operate in segments linked to Inter's business model, namely: Technology, Commercial Banks, Assets, Insurance Companies, Retail and Telecommunications. As a result, we simplified our Materiality Assessment 2021 compared to the one carried out in 2019, from 36 consulted topics to 20. Many of these changes were designed to diversify our business model, including topics linked to non-financial products and services that became part of our platform in the last two years.

Based on the ESG pillars, which are fundamental to sustainability, both the 36 topics of the 2019 Materiality Assessment, as well as the 20 topics consulted in 2021 are linked to our FASG Pillars – Financial, Environmental, Social and Governance. Thus, we guided the sustainability strategy in a continuous, consistent and pillar-oriented manner. Likewise, we integrate our strategy with the global agenda for sustainable development led by the Global Compact, including in the consultation topics that relate to the five Ps that guide the Sustainable Development Goals (SDGs) - People, Planet, Prosperity, Peace and Partnerships.

We also consult all of Inter's main stakeholders to have a complete view possible about the expectations of these audiences that act as guides for our ESG strategy. We interviewed 16 leaders from key segments and areas to map the prioritized internal and external stakeholder groups.

After defining the groups that should be consulted, we launched our Materiality Assessment 2021. In all, 17 groups of stakeholders were selected and participated in the consultation. They are Employees, Senior Management, Customers, Shareholders, Sustainability Specialists, Institutional Partners, Media, Auditors, Competitors, Rating Agencies, Representative Entities, Regulators, Government, Suppliers, Unions, Neighborhoods and Society.

Materiality Assessment 2021

6,407
Answers

5,550
External Stakeholders

857
Employess

Following all the guidelines of the General Law for the Protection of Personal Data (LGPD), we adopted a strategy of disclosure and collection of responses using our social networks, registered e-mails base that granted authorization for this type of consultation, communication channels, internal communication and direct contact points.

With the results, we find our eight Material Topics updated:

- Ethics, Integrity and Transparency
- Customer Experience
- Financial Education
- Privacy and Digital Security
- Economic Performance
- Diversity and Equality
- Innovation and Business
- Brand and Reputation

Besides working on the topics chosen as materials, Inter is concerned with working on the other topics consulted, which directly correlate with its business model and are part of a global sustainability agenda. Because of this, we created an Institutional Agenda with the other topics to be continuously monitored in our ESG strategy:

- Digital Inclusion
- Connectivity
- Risk Management
- Value Chain Management
- Organizational Culture
- Attracting and Retaining Talents
- Sustainable Investment
- Sustainable Credit
- Social Responsibility
- Conscious Consumption
- Climate Changes
- Renewable Energy



As a way to empower and boost the culture of sustainability within Inter, in November 2021, we held a live presenting the Inter 2021 Materiality for all employees. In this live, we had the engagement of 470 people, who learned about the importance of understanding the perception of our stakeholders for Inter's business model and for our sustainability.

2030 Agenda

As we become signatories to the UN Global Compact in 2020, we understand the need to include the Sustainable Development (SDG) in our business strategy. Besides, we are committed to the ten universal principles and the four thematic areas proposed by the Global Compact: Human Rights, Labour, Environment and Anti-corruption.

We reaffirm our commitment to the Universal Declaration of Human Rights, represented by our Code of Conduct and Ethics, which guides our relationship with our employees, suppliers, and other stakeholders.

To include the SDGs in our business in an integrated manner, considering our scope and operating characteristics, we correlate all SDGs with the perception of our many stakeholders - represented by the Inter 2021 materiality - and with our strategic planning. Therefore, we have updated our Inter SDG Map, in which the SDGs most relevant to our business model is closer center of the map.


10
8
12
9
4
5
7
11
13
16
17
1
2
3

Learn about the SDGs:

1. Poverty Eradication
2. Zero Hunger
3. Health and Wellness
4. Quality Education
5. Gender Equality
6. Clean Water and Sanitation
7. Affordable and Clean Energy
8. Decent Work and Economic Growth
9. Industry, Innovation, and Infrastructure
10. Reduced Inequalities
11. Sustainable Cities and Communities
12. Responsible Consumption and Production
13. Action Against Global Climate Change
14. Life Below Water
15. Life on Land
16. Peace, Justice and Strong Institutions
17. Partnerships and Implementation Method

Learn more about the 2030 Agenda and the SDGs

Learn more about our priority SDGs:

SDG	Description	Related Materiality	Connection with Inter
10 REDUCED INEQUALITIES	Reduce inequalities within and between countries.	Economic Performance, Financial Education, Digital Inclusion, Social Responsibility.	By offering free and complete digital accounts for everyone, we universalize banking services and actively promote financial and social inclusion in a simple way.
8 DECENT WORK AND ECONOMIC GROWTH	Promote inclusive and sustainable economic growth, full and productive employment and decent work for all.	Economic Performance, Innovation and Business, Attracting and Retaining Talent.	We offer a complete and free platform with financial and non-financial services for individuals and companies, directly stimulating economic growth and development. Besides, we focus on creating a work environment that values the quality of life and relationships.
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation.	Innovation and Business, Digital Inclusion, Sustainable Credit.	Innovation is one of our pillars, and we are constantly innovating by creating new products to simplify people's lives. Thus, we are gradually helping transform the financial market into a fairer and more inclusive market.
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	Ensuring sustainable consumption and production standards.	Conscious Consumption, Sustainable Credit, Sustainable Investment.	We promote responsible consumption standards by using our platform and our physical structures, as both are very eco-efficient. Besides, we use our communication channels to communicate sustainability and promote sustainable behavior.

We also have training on the 2030 Agenda and SDGs available to all employees, which details how each SDG connects with Inter and expands these relationships to the individual level. In 2021, 230 employees from 165 areas concluded the course and were presented with a pin to recognize them as supporters of the 2020 Agenda and the SDGs.

One of the key aspects of scaling up and implementing the 2030 Agenda and the SDGs is building partnerships. In this sense, we are part of the HUB ODS MG. The HUB, led by the Global Compact, aims to build regional partnerships between different actors to accelerate the UN Sustainable Development Agenda and its 17 SDGs by 2030 at the regional level.


inter

FASG Integration

We understand that we are an important agent in achieving a regenerative economy with a disruptive, free, eco-efficient and digital business model. We integrate sustainability in our processes, projects, products, and business strategy to scale our opportunities, mitigate our risks, and become a driver of sustainable behavior in the market. This integration occurs at three levels: strategic, operational-tactical and granular impact.

At the strategic level, we carry out a benchmarking with ESG risks and opportunities linked to our materiality and performance in each of the Growth Avenues, defining the paths and processes necessary for the inclusion of these elements. Besides, we correlate a material topic or the Institutional Agenda with each Avenue, considering the greatest relevance and adherence, to map the main ESG innovations to be implemented in products and services. In the end, we verified the correlation with the impacted SDGs, resulting in FASG Integration in each Growth Avenue.

At the tactical operational level, we included sustainability in terms of goals, management by results and variable compensation in 14 strategic areas of Inter. We carry out the FASG Integration, which consists of inferring the risks and opportunities of each of the Materiality topics in the processes, projects and products of the area or segment. Based on the FASG Integration, we were able to find inferences between our internal performance with Inter Materiality, and mainly, think of Action Plans that will mitigate these risks and/or enhance these opportunities.

Finally, at the granular level, the integration process is carried out by the voluntary group Catalysts for Sustainability. The group is made up of 104 employees from 92 different areas and aims, through monthly meetings, to discuss the intersections of work and personal life with sustainability. At the meetings, the Corporate Sustainability team trains participants on Inter Materiality topics and provides space for Catalysts to suggest innovative impact projects that will be accelerated. In 2021, 13 employees presented five ideas at the meetings.

With the participation of employees from different areas and hierarchical levels, we were able to have a comprehensive view of Sustainability at Inter, besides offering a leading role for leaders and other employees to create impactful solutions, contributing to the inclusion of ESG aspects in our culture. Besides, as of 2021, we have included the eight material topics and twelve of the institutional agenda in the strategy for creating all new products.

How We Generate Value

GRI 3-3

Our Capitals

MANUFACTURED:

- 12 offices

FINANCIAL

- R$ 3.2 billion in total revenue
- R$ 64.7 million in net profit

INTELLECTUAL

- Eight hours of training, on average, per employee
- 53,620 people trained in career, acceleration and professional qualification programs

SOCIAL AND RELATIONSHIP

- R$ 723 thousand
- R$7.7 billion was saved in tariffs
- *R$250 million was returned to society in cashback*

Business Model

OUR BUSINESS

- We are an innovative, eco-efficient, interconnected platform that always seeks to respect and privilege our customers.

OUR PURPOSE

- Simplify people's lives.

- We are a digital ecosystem that operates in five growth avenues, through a Super App that integrates all business fronts: Day to Day Banking, Investments, Insurance, Credit and Shopping.

27 YEARS OF HISTORY

Value Generated

DISTRIBUTED VALUE

- R$ 554 million was distributed to society, shareholders, government and employees.

INVESTORS

- Improvements in our governance and focus on the migration of the shareholding base to one of the largest stock exchanges in the world.

EMPLOYEES

- 70.7% of employees evaluated
- R$ 380 million in compensation and benefits

COMMUNITIES

- 41 social actions carried out
- 92'000 people impacted
- Materiality in practice: dissemination of Financial Education content in social actions carried out

SUPPLIERS

- 1,604 suppliers
- R$ 1.1 billion paid in contracts

CUSTOMERS

- 16.3 million customers
- NPS: 83 points

ENVIRONMENT AND SOCIETY

- Energy intensity of 3.6 GJ/employee (17% more efficient compared to the previous year);
- Support for three Emissions Reduction from Deforestation and Forest Degradation (REDD) projects: Fortaleza Ituxi, Amazon Rio and Cikel;
- We are part of the ICO2, B3's Carbon Efficient Index, which promotes advances in discussions on climate change.



Technology

SDG 9 10 12 17

Strategy

In 2021, we strengthened our strategy of establishing an scalable and sustainable technological platform, focusing on high quality, efficiency, agility and the search for the best experience for our customers. We expanded our product offering in our segments and brought more robustness to our processes and technologies.

2019/2020

- *Service automation*
- *Systems layer in Multi-Clustered Microservices*
- *Fast and autonomous teams*
- *Consolidation of the DevSecOps Culture*
- *High performance and quality in technology project deliveries*
- *Strong reliability and security for IT operations*
- *Evolution of the cloud platform*

2021

- Process quality
- Automation of services and processes
- Expansion of the use of high-relevance technologies
- Data analysis
- Team agility and efficiency
- Improvement of customer experience

Our Purpose

Our customers' experience has become one of our greatest assets. Thus, it is closely linked to using the best technologies and best processes.

Our information technology is structured around four main bases: Digital Products, Operational Excellence, Risk Management, Quality and Performance. These pillars, in turn, connect the three great dimensions of: Technology, People and Quality.

> The purpose of the Information Technology (IT) team is linked to the strengthening of three essential pillars: People, Technology and Processes.

Digital Products

In 2021, our Digital Products team reached 911 employees, organized in agile structures, of tribes and squads, which guarantee the flexibility of adaptation, according to the strategy and the directed performance of the teams by segments and respective products.

We focus on scalability, stability and cost efficiency, ensuring high availability and striving for the best experience for our customers.

We maintained the speed of delivery of our products, jointly building the best solutions, in line with the segment expansion strategy.

We have evolved our automated processes, including: unit tests, code and functional quality tests.

We have advanced in terms of quality and release of versions of our App.

We guarantee high standards of development, using modern languages, service-oriented and independent architecture. Thus, we guarantee agility in maintenance and in the availability of new functionalities, besides to reducing the risk index.

Highlighted Initiatives during the Year

Opening the App for non-account holders

We make our Inter application available for access by non-account holders, enabling the use of our products from a basic registration.

Unification of the App Individual + Legal Entity

The integration unified our entire application and Internet Banking architecture. As a result, we now have a solution that will facilitate scalability and maintainability, directly impacting the evolution of our Digital Products platform.

Consolidation of the Insurance Platform

We had record sales for most of our products, especially the Cartão + Protegido, Dental, Homeowner, Life and Pension Plans, which underwent a complete overhaul of the experience.

Corporate Card

As part of the strategy to further improve the experience of our corporate clients, we developed a credit card aimed at this audience, which enabled the replication of the experience that the Inter App already provides to the client. physical person.

Open Banking

Throughout the year, we advanced in Open Banking, providing new integrations linked to other institutions and improving the experience in our Inter Shop.

Operational Excellence

Operational excellence guarantees the efficient implementation of our processes and minimizes risks. These drivers are critical to ensure that we are always on track to achieve our expected results and business longevity.

The IT team defines operational excellence based on the vision of five core items:

1

Efficiency

To ensure our products' high levels of efficiency, we are always attentive to the maturity of the processes, which are becoming increasingly robust.

2

Optimization

Inter's IT team strives to optimize everything we do. Each of the teams within Technology undergoes process reviews, training, training and maturity routines to ensure that we are always one step ahead of our customers' needs.

3

Quality

Our products and services are designed and dedicated to meeting our customers' needs in the simplest and most practical way possible. Thus, Inter's IT monitors the use and satisfaction of our products daily.

4

Stability

Inter has formalized processes for continuous monitoring, identification and response to incidents and crises involving the availability of technology systems and infrastructure.

5

Risk Indicators

We rely on constant risk monitoring to identify, assess and control all our activities, products and services in a preventive manner, ensuring that our customers are always safe.

Risk Management

The activities performed by the Information Technology (IT) squads are planned to mitigate events that may harm or prevent the right implementation of the work. In this scenario, the Regulatory Affairs team, linked to the IT Governance area, is now responsible for managing the IT risks applicable to the organization.

The process aims to ensure control of everything that could threaten IT assets and, consequently, the profitability and future of the business.

Among the steps included in this management are:

- Identification: recognition of where the risk may arise;
- Analysis: Risk review to measure impact and criticality;
- Evaluation and classification: Stage where it is measured the impact, considering the control strategies to address the risk;
- Answer: Operating methods when the risk materializes;
- Monitoring and review: monitoring the progress of risk mitigation, with the definition of action plans and effective monitoring until the immediate regularization of the identified situation.


inter

Quality and Performance

In 2021, we focused on establishing action fronts that could enable the continuous evolution of quality and performance, defining strategies to strengthen our collaboration, partnership, and excellence culture.

Collaborative Corporate Connection

We created the C3 team (Conexão Corporativa Collaborative), a team engaged in promoting collaboration in connection experiences for Grupo Inter. This means facilitating interaction between employees, suppliers and society to leverage technology projects and processes.

C3 Work Fronts:

Financial:

- Development of strategies to reduce infrastructure costs;
- Automation and improvement of payment flows;
- Management of over 120 projects in CapEx in 2021.

Contracts:

Structuring technology contract management processes through evaluation criteria and monitoring the levels of agreements and services, quality, relationship, and communication.

Targets

Systemic monitoring of all the goals of the Technology Department to ensure that the organization’s strategic goals are achieved.

End User:

Agile availability of the Help Desk team to serve all Inter employees, who are working throughout Brazil (and the world), ensuring that they have a more assertive and efficient service.

Big Data Platform

Within hyperscale platforms, as Inter, working with significant amounts of data is a major challenge. Therefore, to handle and interpret large volumes of data, the help of cutting-edge technology, investment and highly specialized people is critical.

One of the ways to make this possible is to use the data lake resource, where, through the use of several integrated technologies, it is possible to manipulate and interpret data on a large scale. Thus, we enable the generation of insights and data intelligence to leverage revenues, understand behaviors, trends and perform data analysis in general. As a result, we can direct and drive quick decision-making based on consistent and quality data.


Data Streams
Big Data Platform
Business Intelligence
Analytics and Artificial Intelligence

International Investment

Inter's internationalization has a direct impact on the structure, projects, activities and routines of IT teams. Therefore, we concentrated our efforts on the IT internationalization project, whose goal is to prepare the evolution of our products, so that Inter becomes a globally scalable platform.

IT Highlights

Processes

- **99%** of recorded incidents solved;
- **98%** of service requests solved;
- **91%** of logged issues solved;
- **87%** of changes implemented rightly;
- **285%** increase in the number of microservices created.

Monitoring and Stability

- **99.81%** availability of critical services;
- **99.93%** quality of critical services.

Integration and Knowledge

- **5** guilds, with over **10** meetings in 2021;
- **+ 10** chapters, periodicals, with high participation from IT, Data Governance and Information Security. Overall average number of participations of **64** people per event;;
- **26** innovation and knowledge sharing meetings with CloudProvider AWS, with the participation of Amazon Web Services (AWS) architects and an average of **180** participants per event.

Process Automation and Back&Office

- **64** robotic process automations (RPAs) running;
- Over **65'00** processes implemented per day;
- Saved **R$2.5** million;
- **22'000** working hours saved;
- Effectiveness of automations of **98.35%.**

Shared Knowledge

Inter participates in several events to share knowledge and exchange experiences about the culture and business model we operate.

Our willingness to share expertise also drives our Inter Tech program. Every month, our IT team talk about a technology topic in an event open to the external public and free of charge, broadcast live on Youtube. The topics vary according to the suggestions of our employees and our public, but always with relevant topics for those who want to know more about the technology used at Inter.

Average of **60** access to event recording

Average of **400** people participating live

AWS Time:

Inter has a great partnership with the AWS team, critical for our activities. Thus, every fortnight our employees have an appointment with an AWS specialist to talk about a subject linked to the technologies used in our products and services. Our employees suggest the topics, always linked to relevant technologies for our daily lives.



Innovation Ecosystem

GRI 3-3

Innovation is part of our daily lives. It appears in creating new ways of thinking, processes and new products. With this vision driving the technology market's new and most modern practices, Inter is always one step ahead.

Highlights of the year:

CONSCIOUS GROWTH - Always grow, the right way

With the exponential growth of Inter and its customer base, it becomes increasingly necessary to improve its cost governance in technology, especially in Cloud services. Seeking to balance the CTS (Cost to Serve - Cost to Serve) regarding the growth of our customer base, we created the AWS Cost Committee. The Committee is held weekly with managers and experts in the Cloud. During the meetings, topics such as optimization of current costs are discussed and analysis of recommendations.

ADVANTAGES

- Best performance;
- Horizontal scalability;
- Decreased impact radius;
- More autonomy for the product team;
- Accelerated Time to Market;
- Replicable clusters.

HIGHLIGHTS

- 99.8% availability;
- Performance ratio;
- Observability.

MULTI CLUSTER KUBERNETES PLATFORM - Making it happen with the Inter way of being

In an ecosystem that seeks accelerated application scalability, decoupling frameworks brings benefits at all layers. Therefore, people have more autonomy and are self-sufficient to interpret, develop, test and launch an end-to-end product. Small ideas translate into source code faster, development can be done freely, and the process of releasing code into production is simple and fast. This is only possible by using the concept of distributed architectures with Kubernetes, which makes it possible to create microservices that run in clusters. In 2021, we broke the cluster created in 2019 into 14 Kubernetes clusters, giving more autonomy, resilience, performance and reducing the impact radius in case of incidents in the application ecosystem.

ADVANTAGES

- Best performance;
- Horizontal scalability;
- Decreased impact radius;
- More autonomy for the product team;
- Accelerated Time to Market;
- Replicable clusters.

HIGHLIGHTS

- 99.8% availability;
- Performance ratio;
- Observability.

INTER GATEWAY - Do More With Less

Since the beginning of Inter's digital transformation process, all studies led to a highly decentralized environment, with great APIs for integration between back-end and front-end systems, integrations with partners and services. With that, we evolved to develop InterGateway, an API management tool between services developed by Inter that guarantees high performance, high scalability, low cost, low maintenance and capable of generating benefits for the entire new ecosystem of applications and integrations of the Inter.

ADVANTAGES

- Evolving the use of APIs at Inter;
- Using own gateway;
- Easier evolution;
- Increased APIs governance;
- High scalability;
- Accelerated Time to Market.

HIGHLIGHTS

- 99.33% decrease in boot time;
- Increased scale efficiency in super critical environments;
- 98.5% decrease in response time.

INFRASTRUCTURE REORGANIZATION - Lower cost, higher performance

This project is focused on migrating data from our systems to a region of more availability and lower cost. We will identify and implement solutions, methods, and processes that generate cost reductions responsibly during implementation. This means without prejudice to our environments' performance, stability, and integrity.

ADVANTAGES

- Guaranteed access to services not available in Brazil;
- Architectural adjustments;
- More organized environments.

HIGHLIGHTS

- Up to 30% decrease in data storage costs.


inter
Ver extrato
Cartões
Pix
Investir
Inter Shop
Inter Cel
Seguro de Vida
Gift Card
Recarga
Ver todos

Growth Avenues

SDG 8 9 10 12

GRI 2-6 GRI 3-3

Throughout our history, we have evolved and become a digital platform that offers solutions to simplify our customers' daily needs, with various financial and non-financial products and services. For this, we created an efficient, agile and scalable business model.

Our products and services are offered in a single Super App, segmented into five main interconnected and interdependent avenues: Day to Day Banking, Credit, Shopping, Investments and Insurance.

These lines of business present the synergy between our products, driving the engagement of our customers and creating means of growth and monetization, besides keeping a low client acquisition cost.

Thus, the growth of our customer base is supported by a network effect in our innovation ecosystem, driving engagement for our products and services and a virtuous cycle of organic flow of customers and revenue. With this growth, we can generate value for our stakeholders in a win-win relationship: all products are developed to support our business model while promoting our customers' financial and digital inclusion.

Find out below the details of our performance in each of them.

Day to Day Banking | Credit | Shopping | Investments | Insurance

+16 MM

Clients by the end of 2021

Growth in the year of

+96%

Day to Day Banking

Digital Account

We observed a 48% increase in the balance of demand deposits,reaching almost R$ 10 billion - an increase larger than the evolution of the number of customers. We had a 95% growth in our customers' current account transactions, through the acquisition of products, services and bank transactions, reaching R$833 billion.

The significant increase in these indicators shows that our customers use our platform regularly. All of our day-to-day banking services are free of charge and, as a result, we encourage and provide the financial inclusion of millions of Brazilians. In 2021, individual customers saved nearly R$6.7 billion due to the exemption from fees. Besides, with the launch of Pix at the end of 2020, the volume of this type of transaction has grown a lot, surpassing the number of TEDs in 2021. As a result, we reduced our tied operating costs by around 72%.

Inter's Pix transactions

+679 MM

8.5%
of total Pix

+ R$ 270 Billions
transacted

Legal Entities Digital Account

Companies are one of the engines that move society. Inter Empresas is much more than a digital account, as it offers a universe of opportunities for our legal entity account holders. We ended 2021 with over 1 million legal entities digital accounts, including MEIs, small, medium and large companies, an annual growth of 59%.

An important element for our account holders to choose us is that we offer the free account modality.

Our legal entities account holders saved **R$ 958.6 million this year through exemption from fees.**

In 2021, we focused on delivering some new products and services to facilitate the daily lives of this audience, such as:

- Unification of the individuals and legal entities App, to offer the best services for both types of customers;
- Enabling the Pix receiving API, which allowed the PIX to be made available within the customer's preferred platform;
- Bank slip and PIX management interface, focusing on the best customer experience;
- Improvement of the card machine, which now offers the option of PIX by QR Code;
- Launch of the exclusive Inter Shop for legal entities, offering special conditions for our customers;
- Expansion of the CDB plus limit for companies, providing credit limit on the card, via investment;
- Launch of the pre-approved credit limit when opening customer accounts;
- Credit card cashback for customers with active automatic debit.

Nasdaq congratulates Inter on the acquisition of Usend?


NASDAQ CONGRATULATES
INTER
ON ITS SUCCESSFUL ACQUISITION
OF USEND
inter
Nasdaq

Usend

In August 2021, we announced the proposed acquisition of fintech Usend, as part of our international expansion strategy. Usend is an American company with 16 years of experience in the foreign exchange and financial services market that offers solutions for transferring money remittances between countries. The platform also has licenses to act as a Money Transmitter in over 40 American states, offering US residents services such as wallet, debit card, bill payment, and others.

With the acquisition of Usend, we started to provide financial services in the US. We were able to expand the product offering both for American residents and Inter Brazilian customers, since we have numerous synergies for integrating Usend solutions to the Inter platform.

Cards

The mission of our Cards area is to offer our customers a platform with the best tools for transactions, seeking simplicity, security and a good experience. Our efforts are focused on expanding credit opportunities, making the platform increasingly digital and ensuring the financial health of our customers.

We reached a new level of customers transactions on credit: over 6.6 million cards were used, with over 3 million in credit transactions in 2021.

The CDB plus limit gained even more traction in 2021. The product already has the adhesion of 473.7k customers who have joined the product.

Volume Transacted
in R$ billion


2019
5.4
2.9
8.3
2020
12.6
5.6
18.2
2021
25.9
16.9
42.8
Debit
Credit

Credit Debited on Time

In 2021, one of our main innovations in Payment Methods was the Instant Debit Credit functionality. Customers who do not have an approved credit limit can make online purchases that only accept credit as payment. It works like this: the customer pays at the store with the "Credit Card" option, but the balance is debited from their checking account at the time, as if it were a debit transaction.

Besides to the opportunity to transact with credit, the customer guarantees the benefit of cashback.

Open Banking

Open Banking is a system regulated by the Central Bank that allows the sharing of services and customer data between financial institutions in a 100% digital way. This is only done after the customer's consent and can be canceled at any time.

This novelty aligns with two pillars of Inter: Transparency and Simplicity; since more data means more credit.

Before Open Banking, there was difficult for the customer to show that he can settle his financial obligations.

Therefore, one of the services most impacted by the new system will be the offer of credit, improving the experience of those who access our services.

2021 was also a year of strong growth with the expansion of our products and services for customers who want to leverage their business.

With Stone - which anchored our 2021 Follow On, now holding a 4.99% stake in our shares - we started an operation to offer credit with guarantee in card receivables to large commercial establishments. Taking advantage of the synergy and gains in economic and operational efficiency, Inter created a funding structure for Stone's offer to its end customer, bringing together the best of both sides: buyers and sellers.

In 2021, we expanded the operation with the acquirer Granito, ending the year with 9,229 accredited establishments and a total accumulated volume of R$394.4 million. For the coming months, the focus will be on expanding the payment capture products, together with Granito, and offering a dynamic operations platform, to simplify access to information and operations for our customers.

As for banking households, in December 2021, over 111,000 legal entities and self-employed customers received their card sales on Inter's digital account, demonstrating our ability to add solutions to the financial life of self-employed and small businesses by offering a free and inclusive digital account for this audience.

2021 Highlights

Digital Account

- We improved PIX through scheduling, registering favorites, Me Ajuda PIX, PIX Saque and Exchange;
- We launched Open Banking: it is now possible to move accounts in other banks, using the PIX service sharing function;
- We unify the individuals and legal entities Apps, by offering the maximum number of similar services and products for both types of customers;
- We launched the Overdraft;
- We launched INSS portability;
- We make Authorized Direct Debit (DDA) available on the App for individuals and legal entities;
- We unify all transactions in a single place (Super Extract), with enriched information and intelligent filters according to each need. The goal is to contribute to a more financial education of our customers;
- We launched the duplicate voucher functionality;
- We updated the MEI and legal entity Account opening experience;
- We launched an experience with more autonomy of the "Forget Password" service for corporate accounts;
- We modified the Cadastral Update part for a new simple, intuitive and fast experience.

2021 Highlights

Cards

- We expanded the CDB plus limit and Invoice Cashback for corporate clients;
- We launched the Google Pay, Samsung Pay, Apple Pay and WhatsApp Pay digital wallets, which allow credit and debit transactions without the need for a physical card, simplifying and bringing more security to purchases;
- Intending to start to reduce the use of plastic, we launched Saque Digital, allowing the customer to make withdrawals without using the physical card and providing more security in this type of transaction;
- We provide another way to give the customer a breath when paying for purchases with Cash Transaction Financing. The customer can choose to pay the invoice transaction in installments;
- We offer access to credit to all Inter customers with the Intershop Card – a product that allows access to an exclusive shopping card in our marketplace;
- We released the Installment Anticipation in our App, making this operation easier for the customer who wants to pay off future debts;
- We expanded the Virtual Card functionality so that the customer can already use the card even before the physical card is delivered;
- We send the credit card invoice 100% digitally, without using paper.

Credit

SASB FN-CB-000.B

Our avenue of credit is based on a win-win relationship. Much of our credit product offering is highly collateralized and this strategy works for everyone:

the customer gains from lower fees and less concern about default, while Inter gains from the certainty of offering safer credit and guaranteed payment. This relationship of mutual advantage allowed us to grow sustainably and reach records in origination and the loan portfolio throughout 2021, besides keeping a comfortable Basel Ratio at 44.3%.

Thus, we ended the year with over 2.8 million active contracts and R$18.6 billion in the portfolio, of which R$5.5 billion in the balance of the real estate loan portfolio, R$4 billion in corporate loans, RR3.5 billion in payroll loan, R$4.9 billion in credit cards and R$738 million in agrobusiness loan.

Also in 2020, we were able to innovate and also collateralize the credit card, with the "CDB + Limit" product, which uses CDB applications as a guarantee for the card's limit. In 2021, we put a large part of our strategy on producing credit through digital channels and on increasing the Cross Selling Index, removing all intermediaries.

Therefore, not only did we increase the production of credit, but we were very successful in taking this option to the other avenues of Inter and vice versa.

This was only possible through a very strong union of the Digital teams – which operates on the scale of the product and in attracting clients, exploring the internal base to capture potential credit clients – and Field – which performs the specialized service and the provision of consultancy to clients, with institutional partnerships, following up on the leads generated by the Digital team.

Agrobusiness Loan

We understand that the rural type of credit can have a negative impact on socio-environmental aspects. Therefore, we guarantee that 100% of our Rural Credit Portfolio complies with the following guidelines:

- Rural Environmental Registry (CAR) requirement;
- Compliance with the regulations described in the Rural Credit Manual and its resolutions;
- Analysis and impediment of funding in embargoed areas, conservation units, quilombos or indigenous lands, following IBAMA requirements;
- Analysis and impediment of funding for individuals or legal entities with active registration by the federal government of employers associated with working conditions analogous to slavery.



2021 Highlights

Credit

- We acquired Granito Cartões, which will allow us to further explore credit products for legal entities account holders;
- We reduced intermediaries, paper and optimized the process of credit operations, bringing cost and transparency benefits to responsible credit;
- We launched the credit limit increase with "CDB + Limite" in guarantee and extended limits in joint actions with Inter Shop;
- We provide pre-approved credit card limits for individual and corporate clients;
- We started our agrobusiness credit operations.

Inter Shop

In 2021, we reaffirm Inter Shop's position as a strategic avenue for Inter. We ended the year with a Gross Merchandising Volume (GMV) of R$3.5 billion, up 201% over the previous year.

Inter Day 2021

7/7 day is already a reference date of sales for retail in Brazil. During the campaign, we reached:

R$ 96 MM in GMV

+11.3 MM access on Inter Shop

200'000 purchases, more than one transaction per second

Orange Friday 2021

During our Black Friday campaign, we reached:

R$ 208 MM in GMV

+7 MM access on Inter Shop

300'000 purchases, more than one transaction per second

All this growth allowed us to return, throughout the year, over R$ 250 million in cashback to our customers.

Inter Shop's business model evolved due to its flexibility to scale new business segments that integrate with other means of payment solutions, products, services, credit and other avenues. We use this potential to improve our products with more content, partners, and experience and innovate with new features such as Live Commerce.

Besides, we encourage the power of choice for our customers with several features available on our platform, such as the choice between receiving cashback or increasing the credit limit. Besides, we allow interest-free installments on most products offered.

Among the 2021 releases, we highlight Inter Duo Gourmet and Inter Cel 2.0 - the latter represents a new experience of mobile phone services. Both products have contributed to our increasingly complete platform, ensuring an excellent experience for our account holders.

Inter Cel

Inter Cel 2.0 came even stronger to simplify the lives of our customers in the mobile telephony market. Understand your benefits:

- 100% digital contracting - active lines in all DDDs in Brazil in just one month of launch, which proves the power of the digital offer for those who need access to a different product;
- No fine print, no pranks, no money stuck in prepaid credits that won't be used. Here the value of the plan is always the same as the recharge, so the customer's money doesn't stay stuck with the operator;
- With no chip and shipping charges, with cashback on all top-ups, we have become a fair virtual mobile operator;
- Using the largest mobile internet coverage in the country, we are, at the same time, a high quality operator;
- Access to WhatsApp, Inter App, Waze and Moovit without data consumption for all plans, and access to the Inter App remains 100% available even after total data consumption and/or plan expiration. This allows customers to continue using all the benefits of Inter's super App.


Duo Gourmet
inter
inter
Duo Gourmet

Inter Duo Gourmet

In 2021, we acquired operational control of Duo Gourmet, which operates as a loyalty program platform in over 750 restaurants. With operations in 13 cities in ten states, benefits are granted to subscribers through our Super App and strengthens Inter's food vertical strategy. As a result, we arrive at the following numbers:

- Over R$8.16 million savings for customers in 2021;
- Over R$16 million in revenue for restaurants in 2021.

During Orange Friday, to maximize our positive impact, we made a difference by donating two meals for each subscription sold. The action was in partnership with the Non-Governmental Organization (NGO) Banco de Alimentos, which works to combat hunger and food waste in Brazil. In all, 10,160 meals were donated to people in situations of socioeconomic vulnerability.

We are increasingly connected to contribute to the growth of the ecosystem with strategies based on data intelligence, ensuring everything from advances in content personalization to optimizing our cashbacks and coupons. As a result, in 2021 we have already reached 2.7 unique customers (LTM), 22.4 million transactions (+135% from the previous year) and improved our net take rate to 0.9%, which shows the Inter's growth potential and additional revenue generation.

Our ambition is to increasingly simplify the customer's life, wherever he is and at any time of the day. To advance this ambition, we started to open our mall to non-account holders, besides internationalization aimed at customers in the US, Portugal, and Spain. This is the first step towards expanding our addressable market to eight billion people on seven continents.

2021 Highlights

Inter Shop

In 2021, we launched several initiatives such as:

- Option "Cashback or Credit Limit";
- Basic Registration Option for in-App purchase;
- Inter Pass;
- Inter Cel;
- Start of operations in the USA, Portugal and Spain through Go Inter;
- Over 430 stores, integrations and partners in Brazil, over 280 in a format fully integrated with the Super App;
- Over 86 partner stores in the United States, 93 in Spain and 67 in Portugal.

Inter Invest

Inter Invest's purpose is to democratize access to the many investment products available and make life easier for all our clients. Therefore, throughout 2021, we focused on expanding the offer of products and services on our platform and generating specialized content.

Over the year, we added several new functions and products, such as integration with the application and redemption App to Treasury Direct. Besides, we have expanded the range of Fixed Income funds and assets available to our clients. In the end, we ended the year in an extraordinary way with the launch, in December 2021, of a new version of our platform, which allowed us to reach a prominent place: we are the only company in the country to bring market reports available directly in the App.

In face of so many developments, we were awarded by iBest as the "Best Digital Platform in the Country" and recently by FGV/Magazine "Isto é" as the "Most Loyalty Platform", which recognizes the institutions where customers feel more comfortable to indicate to friends and relatives. Besides the diversity of products and functions, and always seeking to bring the world of investments as close and accessible as possible to our customers, we provide rich and diversified content, developed by our Research team, which seeks to help all investor profiles.

> We believe in investment as the path to a more healthy and balanced financial life. We encourage this path by offering access to information and financial education.

1. market reports available directly in the App
2. videos on YouTube
3. podcasts on Spotify
4. lives with experts

Also in this line, we now have a team of Portfolios and advisors, specialists who guide, in a scalable or individualized way, the best allocation of resources, to support our clients' decisions.

We continued with our cashback strategy and expanded the benefit to Public Offerings. We also increased our offer to over 410 funds from the most varied assets and managers. We launched Ingenious family funds, focused on major global trends.

Inter Asset

Inter Asset, asset manager of Inter Invest, reached, at the end of 2021, the mark of R$5.2 billion of assets under custody, expanding the number of funds and types of strategy. The manager also offers Fixed Income, Equities, Pension Funds, Real Estate, Multimarket, Infrastructure and ETFs, besides to funds that follow the main global trends.




ESG
social
governance
inter

Incorporation of ESG Aspects

SASB FN-AC-410a.1 SASB FN-AC-410a.2

When we talk about ESG aspects, one of the products that deserves to be highlighted is the Ingenious Ninety One Global Environment ESG Fund, which brings together shares of global companies that will benefit from the transition to a low-carbon economy. Its strategy is based on three paths to a lower carbon future: Renewable Energy, being a complete change in the way we generate electric energy; increase in Electrification, including means of transport; and Resource Efficiency, mainly in the use of energy.

In 2021, we also structured and coordinated the raising of R$56 million in CRIs from RZK Energia to finance the construction of photovoltaic plants.

The issuance has an independent opinion from Sitawi, an organization specializing in analyzing the socio-environmental performance of companies and financial institutions, besides following the Green Bonds Principles, a set of specifications for debt papers issued to finance projects with environmental benefits.

Our efforts in bringing investment options with ESG aspects are in line with our desire to simplify people's lives in their decision making for Sustainable Investments, one of the topics of our Materiality. As a result, we offer products aligned with people who, like us, want to express their values through their investments and believe that investing responsibly is critical for business continuity and for building a more resilient and sustainable future.

With the same aim, we made commitments to two extremely important initiatives on the ESG agenda in 2021: we became participants in the Investors for Climate initiative – which promotes the engagement and training of professional investors to advance the agenda of decarbonization of portfolios and mitigation of climate risks – and we became signatories of the Principles for Sustainable Investment, an initiative created by the United Nations (UN) for market agents financial. By signing it, Inter Asset committed to incorporating ESG issues into investment analyses, decision making and policies.

Inter Invest in Big Numbers

We reached two million investors in 2021, a growth of 60% compared to the same period in 2020.

In 2021, our volume of assets under custody and management reached R$57 billion, up by 29% compared to 2020. Besides resources under custody and management, revenue also showed a significant growth compared to the previous year: R$100 million (101%).

39'000 CPFs with shares held in custody at Inter represent 14.1% of individuals on the Brazilian Stock Exchange (B3).

Resources in custody and management
In R$ billion


2020
44.0
2021
56.9
+29%



2021 Highlights

Inter Invest

- We were elected the best investment platform in Brazil by iBest;
- We won the Best Bank and Platform for Investing award, promoted by Fundação Getúlio Vargas (FGV), in the "Loyalty" category, which shows the degree of trust our clients have to recommend Inter Invest to their friends and relatives;
- We reached 168'000 shareholders at Inter Asset, up by 86.5% in the year;
- We carried out the IPO of BIDB11 on B3, Inter Asset's investment fund focused on infrastructure debentures, which operation generated R$134.5 million;
- We surpassed the mark of 410 Funds available on the platform;
- We closed successful partnerships with Banco ABC Brasil and Atom Finance, a data tool that helps investment decision-making and is fully integrated into our App;
- We ended the year with 27 Capital Markets Offers, totaling over R$10 billion in Inter issuances in the year, R$6 billion of which in the fourth quarter of 2021 alone, distributed in 11 offers;
- We launched the Win card for customers with over R$1 million in invested funds, with a cashback of 1.25%;
- Issuance of a Green Bond (CRI) of R$56 million to finance distributed photovoltaic energy generation plants;
- We increased the content area in the App, with reports, market agenda and recommendations from the Research team;
- We improved the user experience, giving our clients even more autonomy to manage their investments in a simplified way;
- We increased investment communities with an even more interactive environment, with benefits and advantages for participants, closing the year with over 140'000 communities;
- We added new products to the Inter Invest Shop (Smartbott, Bussola., Tryd, HB Pro);
- We launched the Inset news channel;
- We have integrated Treasury Direct and Structured Products into the Super App;
- We have launched the beta version of Home Broker International, hosted on the Super App.

Inter Seguros

With 18 products in its portfolio, Inter Seguros is the largest digital insurance platform in the country. We bring peace of mind and security to our customers in everything that matters to them. We do this with transparency, simplicity, focus on the user and assertive offers, aligned with each client's moment of life.

> ShapeWith affordable products, we show our customers that it is possible to be protected while saving money and with just a few clicks.

In a country where the penetration of insurance in the population is only 3.5% – compared to an average of 9% in developed economies –, our work plays an important role in educating the population about the importance of insurance. In Brazil, the role of insurance in society is still unclear, and part of our work is to simplify the language of insurance to make products more accessible.

Some of our featured products are:


Auto Insurance
Insurance Cartão + Protegido
Health Insurance
Family and Home at Peace
Life Insurance
Homeowner Insurance
Dental Insurance
Travel Insurance
Credit Letters (Consórcio)
Private Pension Private Company

In 2021, we launched new products, including the first health plan in the country with completely digital contracting. Thus, we have democratized access to an critical service, currently available to less than a third of the Brazilian population.

With plans for different profiles through quick contracting and easy adhesion, this product is fully aligned with our Financial, Environmental, Social and Governance pillars. As the contracting process takes place in a completely digital and secure way, we eliminate the use of paper and reduce CO_2 emissions. Besides, the product promotes a better quality of life, which contributed to people's longevity.

Life insurance would be taken out in a traditional bank or institution by filling out a physical questionnaire with several pages, with complex language and often unnecessary fees. In our app, this is done in less than three minutes, with very few clicks and without the need for physical documents.

One of the main advantages of our platform is the use of data intelligence to make personalized product recommendations according to the profile of each customer. Therefore, we contribute to user safety by showing potential risks that can be mitigated through our solutions. In this regard, we mapped three major fronts – family, assets and future – for which we calculate the current protection percentage and how to increase it.

> With our lives, videos, and posts on social media, we have already reached countless people with a simple and direct language and everything we do in our ecosystem.


inter seguros
Family
Assets
Future

Another important pillar is our corporate insurance line, which covers all types of risk. In this segment, we have the possibility of directly contributing to the stability and predictability of different segments of the economy, allowing an increase in investments and the generation of direct and indirect jobs.

838’000 active clients

R$ 157.9 MM in premium sales

11% insurance penetration at the active clients base



2021 Highlights

Inter Seguros

- We were recognized by CFI.co as the best insurance solution in Brazil;
- We launched the first digital health plan platform in the country, in partnership with Qualicorp;
- We reviewed the experience of contracting Private Pension and Life Insurance to offer the best usability;
- We entered into an exclusive partnership with Sompo in housing insurance;
- We launched Seguro Celular, with sales integrated with the experience of buying handsets via Inter Shop;
- We reached 150'000 Dental Insurance customers;
- We increased our policyholder portfolio by 229%, reaching 839'000 clients.

Interconnectivity and Interdependence

To further unite our five avenues, in 2021 we launched Inter Pass, a subscription service that has benefits in many products and services offered by Inter. Besides increasing our ability to carry out complementary sales, Inter Pass adds another line of recurring revenue, increasing the loyalty of our customers in our digital ecosystem.

The benefits include insurance, more cashback on purchases and even exemption from freight on Inter Shop purchases.

Inter Shop

Up to 100% cashback on product shipping

Cards

0.25% additional cashback on card statement

Insurances

20% cashback when contracting services

Investments

Exclusive stock market lives and reports

Inter Cel

Addition of 7% of cashback in plans

Duo Gourmet

20% cashback on annual plan subscription

Card + Protected

Inclusion of the Card + Protected insurance in the signature

Coming Soon

Much more benefits with partners

meu acerto. + inter

Besides the five growth avenues, Inter acquired, in February 2021, 60% of Meu Acerto. Meu Acerto is a fintech that offers a simple and unbureaucratic digital debt negotiation platform.

Therefore, the company facilitates the path for consumers who seek to regularize their financial situation and recover their well-being by negotiating their debts with many players in the financial, retail and telecommunications markets.

One of the pillars that sustains Meu Acerto's operation is the protagonism given to the client, who is the one who defines the best negotiation proposal according to their budget constraint. Besides, the consumer can do the entire process on their own, directly by computer or cell phone, without having to talk to attendants, with feedback when the proposal is approved.

On the one hand, default represents one of the great pains of financial institutions, causing high operating costs and losses. On the other hand, there is a deficient number of solutions on the market capable of meeting the needs of institutions regarding credit recovery in a sustainable, technological and scalable way. By reducing the bureaucracy of the process and making debt negotiation more accessible, the company ensures that more and more consumers can pay off their credits — retaking part of their economic power and access to financial products — while making part of the receipt possible. of the value of debt by banks and other financial institutions.

> Since November 2021, Meu Acerto's services have been integrated into Inter's Super App, making the path for customers who want to negotiate their debts, whether with Inter itself or with other banks and financial institutions, even simpler.

+265’000 consumers negotiated the debt through Meu Acerto

R$59 MM recovered to our creditors

45 MM debts available for negotiation on the My Acerto portal

80’000 users impacted per month with financial education content

+R$285 MM of discount granted to consumers in the 2021 negotiations

Meu Acerto works with a negotiation journey focused on the customer experience. Besides to completely humanized and digital communication (no collection calls or any type of embarrassment to the consumer throughout the process), the company accompanies the customer at all stages, from the interest in resolving the pending financial situation to the settlement of the agreement, with total transparency, besides to providing all the necessary information at each stage of the journey.

Thus, respect for consumer privacy and the delicate moment they live are prioritized. At the same time that he manages to carry out the negotiation process on his own, Meu Acerto has a service team available to help him throughout the entire process, if necessary.

By offering this personalization, Meu Acerto guarantees consumers a leading role in their financial life and empowers them to make important decisions.

Besides, being able to settle their financial debts in a simple way, the customer regains the reputation of his name, gaining back his financial well-being and resuming his opportunities in the credit offer services.

Focused on contributing to this conscientious credit pillar, Meu Acerto also has a content strategy aimed at financial education, supported mainly by the Pago Quando Puder platform, which provides relevant and accessible information to indebted consumers. Besides, the company provides tools, such as financial control spreadsheets and infographics with extra income tips. With this initiative, the company’s proposal is to provide inputs capable of helping the defaulting customer to get out of the situation they are in and to have the necessary conditions and knowledge so that, after the negotiation, they can keep their accounts up to date and their situation balanced financial.

Economic Value Generated

GRI 3-3 GRI 201-1 GRI 203-2


Economic value generated[1]
R$ 3.2 billion
R$ 554 million
R$ 2.6 billion
Value added to society[2]
R$ 554 million
R$ 58 million
Other stakeholders
For rents + participation of non-controlling
R$ 115 million
Society
Taxes + municipal, state and federal contributions
R$ 723 thousand
Community
For donation
R$ 380 million
Employees
Remuneration + incentives + benefits
Economic value generated
Value added to society

We returned more than R$ 250 million in cashback and over R$ 7 billion in bank fee exemption

[1] Calculated through the individual and consolidated income statements (Bacen Gaap), adding "Income from financial intermediation", "Income from Services" and "Other Operating Revenue.

[2] Amounts distributed to society, employees, shareholders and other stakeholders were calculated through the Individual and Consolidated Statements of Added Value (DVA - Bacen Gaap). Value distributed to the community consolidates the volume of donations made by Inter in 2021.

Total Revenue

R$ 3.2 BI

+131% compared to 2020

Active Clients

+16 MM

+93% compared to 2020

Client Acquisition Cost (CAC)

R$ 28.79

+ 7.4% compared to 2020

Average Revenue per User (ARPU)

R$ 218.06

+8.7% compared to 2020

Cross-selling Index (CSI)

3.44 products per active customer

+12% compared to 2020

Cost to Serve (CTS)

R$ 119.46

+ 2% compared to 2020


#inter

Environment

SDG 6 7 12 13 15

Eco-efficiency

Since our digital transformation, eco-efficiency has become one of our main differentiators.

Our model is simple, digital and scalable. As a result, we gain not only in efficiency, but also in eco-efficiency.

Consequently, we have reduced intermediaries in all of our growth avenues and the associated negative environmental externalities. With the development of our business model, even with an exponential growth in products, services offered and in the workforce, we maintained a lean physical structure, cloud data and always prioritized digital processes. All this results in eco-efficiency indicators considerably lower than those observed in the market.

Solar Panels of Aureliano Chaves Building



In 2021

We consume:

13,895.8
Energy (GJ)

7.7
Water (Ml)

We emit:

1,460.8
Atmospheric Emissions ($t\ CO_2e$)

Due to our comparative eco-efficiency status, our clients can make a more sustainable decision when choosing Inter as their only financial and non-financial services platform.

Compared Eco-Efficiency*

Our eco-efficiency becomes even more tangible when we compare our main environmental indicators to those published by traditional market players.

To serve a customer, we consume only:

6.5%
of average consumption of water (Ml/customer)

4.7%
of average consumption of energy (GJ/customer)

and we emit:

6.7%
of the average emission of carbon ($t\ CO_2e$)

*Comparatives used 2020 data released in 2021. Throughout the year we will update to a new base common annual data.

Performance Monitor

	2019	2020	2021
Water	4.5 Ml (per thousand employees)	3.5 Ml (per thousand employees)	2.0 Ml (per thousand employees)
		-22%	-43%
Energy	3.1 GJ (per employee)	4.3 GJ (per employee)	3.6 GJ (per employee)
		+39%	-17%
Emissions	0.8 t CO_2e (per employee)	0.5 t CO_2e (per employee)	0.4 t CO_2e (per employee)
		-38%	-20%
Paper	0.05 t (per employee)	0.06 t (per employee)	0.05 t (per employee)
		+17%	-10%

2019:
1,628 Employees
4.1 milhões Clients

2020:
2,197 Employees
8.5 milhões Clients

2021:
3,898 Employees
16.3 milhões Clients

Energy

The year 2021 was a period of effort to improve our energy efficiency indicators further. Besides developing interventions in the physical structure to reduce consumption, we switched the majority of our energy consumption to renewable sources, since our headquarters started to acquire electric energy from the Free Energy Market.

In 2021, our physical structure expanded with the continuous increase in our staff and following precautionary measures to face the pandemic. As a result, our absolute consumption of energy, water and paper grew while relative consumption decreased. We continue to plan and execute projects that aim to improve our energy efficiency.

In 2021, this process had several stages:

1. We continue to gradually switch from incandescent bulbs to LED bulbs, as started in 2020. In 2021, the three-story lamps were replaced, representing an average saving of 15,707.52 kW in the year.

2. We started improvements in the cooling system by installing an independent air conditioning system in the server rooms, which require full-time cooling. This makes it possible to switch off central equipment at times of lower demand, besides increasing their useful life and serving as a form of redundancy to protect servers in the event of a cooling system failure.

3. In 2021, after carrying out technical adjustments, with the support and encouragement of the Inter Engineering team, the condominium at our headquarters migrated all its consumption to the Free Energy Market. As a result, savings of around R$770k were observed in 2021. Besides the economic bias, we observed strong gains in the environmental aspect, since around 84% of our energy consumption now comes from renewable sources.

Learn more about the Electric Energy Free Market.

Regarding our products, in 2021 we continue to offer the Inter Energia product, which, besides providing customers with financial savings on the electric energy bill, also promotes a renewable energy matrix. Find out more by clicking here.

GRI 302-1

Total Consumption of Acquired Eletric energy (GJ)

2019	2020	2021	CHANGE 2019 - 2020	CHANGE 2020 - 2021
4,924.4	9,238.7	2,037.0	+88%	-78%

Non-renewable Energy Consumption - Fuel* (GJ)

2019	2020	2021	CHANGE 2019 - 2020	CHANGE 2020 - 2021
109.7	70.9	131.1	-35.4%	+94.2%**

*In 2021, natural gas was used to generate non-renewable energy.

**In 2021, we observed a significant increase in natural gas consumption, as we had three days of work with the generators on to carry out the migration to the Free Energy Market.

Total Energy Consumption (GJ)

GRI 302-3 GRI 302-4

	2019	2020	2021	CHANGE 2019 - 2020	CHANGE 2020 - 2021
Acquired Energy	4,924.4	9,238.7	2,037.0	+88%	-78%
Generated Energy: Non-Renewable Source	109.7	70.9	131.1	-35%	+85%
Generated Energy: Renewable Source*	-	144.0	11,727.7	-	+8,044%
Total	5,034.1	9,453.6	13,895.8	+88%	+47%

The exponential growth of our workforce increased our absolute energy consumption. However, since 2020, we have been working on projects that aim to gain energy efficiency.

Energy Intensity* (GJ/employee)

2019		2020		2021
3.1	+39% →	4.3	-17% →	3.6

*Rate calculated considering the total value of energy consumption.

With the migration of our headquarters to the Free Energy Market, over 84% of our energy matrix has come from renewable sources.

Atmospheric Emissions

GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4 GRI 305-5

A low carbon digital model represents a smaller impact on the issue of climate change. Despite this, we recognize the relevance of the topic regarding the risks and opportunities for the business in the short, medium and long term. Therefore, the topic is one of the aspects considered in the strategy for creating new products.

Our scopes 1 and 2 are not very representative, with most of our emissions concentrated in scope 3. In our third Emissions Inventory, with data from 2021 that will be published in September 2022, we prioritize the refinement of the methodology for calculating the categories already measured and the inclusion of a new category in Scope 3. All of our published inventories have received the GHG Protocol Gold Certificate.

Scope 1: Direct emissions

Stationary combustion and fugitive emissions

In scope 1, all emissions resulting from the operation of Inter directly are considered. Within this scope, only stationary combustion and fugitive emissions apply to Inter, which represent emissions from the use of fuels and those resulting from refrigeration equipment and fire extinguishers. Since we started our carbon measurements, this scope remains the least representative, which reinforces the lightness of our business model.

Scope 2: Indirect emissions resulting from the purchase of energy

Acquisition of Eletric Energy

In scope 2, atmospheric emissions resulting from electric energy are accounted for. With our headquarters moving to the Free Energy Market - which represents the majority of our consumption - and with the certification that the environmental benefits of energy generation are exclusive, we reduced our emissions in this scope by 57%.

Vehicle used in the distribution of bank deliverables


moove
Veículo 100% elétrico
Energia renovada para o amanhã.

Scope 3: Indirect emissions linked to the business

Business travel, employee displacement, upstream transport and distribution, waste generated in operations.

In 2019, we started measuring this scope with only two categories being measured. In 2020, we expanded to three categories with the inclusion of "upstream transport and distribution" and, in 2021, we also included "waste generated in operations".

Considering the impact concentrated in the "upstream transport and distribution" category, we have been following the evolution of the modes of the contracted company that provides the distribution service of our bank deliverables to zero carbon modes. By the end of 2021, 120 units were using bicycles or delivering on foot. Besides to being economically viable, since for each delivery person who uses these alternatives, around R$1,200.00 and R$500.00 in fuel are saved per month, compared to deliveries of motorcycles and cars, respectively. This transition to more eco-efficient modes also generate more jobs for people who do not have a license.

Atmospheric Emissions by Scope

(tons of CO_2e)*

	2019	2020	2021	CHANGE 2019 - 2020	CHANGE 2020 - 2021
Scope 1					
Stationary Combustion	7.314	5.046	7.383	-31%	+46%
Fugitive Emissions	12.627	0.474	0.528	-96%	+11%
Scope 2**					
Purchase of Eletric energy	102.579	165.939	70.828	+62%	-57%
Scope 3					
Business travel	336.820	120.428	91.598	-64%	-24%
Displacement of Employees	919.293	297.867	629.025	-68%	+111%
Upstream Transport and Distribution	-	507.658	661.413	–	+30%

*We used the calculation tool provided by the GHG Protocol.

**We use the localization approach.

Total Atmospheric Emissions

(tons of CO_2e)


1,378.6
1,097.4
1,460.8
-20%
+33%
2019
2020
2021

The increase in total emissions in 2021 occurred mainly in Scope 3 due to the significant growth in the number of employees and customers, impacting the other categories of this scope. Besides, with the attenuation of the pandemic throughout the year, part of the workforce returned to work on site. In 2021, we also started to measure the category "Waste Generated in the Operation", which represented the emission of 14.362 tons of biogenic CO2.

In 2020, we used our materiality to define our 2019 Emissions Inventory carbon offset strategy. In 2021, with the change in our materiality and the inexistence of correlation between the priority topics and the compensation lines, we chose to change our strategy and support projects aimed at the preservation and conservation of the Amazon Forest, projects Decrease of Emissions from Deforestation and Forest Degradation (REDD). We support three initiatives of this line: the Fortaleza Ituxi, Amazon Rio and Cikel projects.

Intensity of Atmospheric GHG Emissions

(tons of CO_2e/employee)


0.8
0.5
0.4
-38%
-20%
2019
2020
2021

Picture of The Amazon Rio Project



Fortaleza Ituxi

LOCATION
Lábrea (AM)

CERTIFICATION STANDARD
Verified Carbon Standard (VCS)

DESCRIPTION
The project operates in a region known as the "arc of deforestation" in the Amazon, protecting the region against the expansion of livestock, fires and land grabbing, which are quite recurrent in the region. With this, the initiative contributes to the protection of several endemic and endangered species, besides to promoting the preservation of relevant ecological corridors in the region. On the social side, the project seeks to bring improvements to the communities through development and income generation programs, such as offering jobs in sustainable forest management activities and fire brigades.

Learn more

Picture of the Ituxi Project



Picture of the Amazon Rio Project



Amazon Rio

LOCATION

Manicoré (AM)

CERTIFICATION STANDARD

Verified Carbon Standards (VCS) and Climate, Community & Biodiversity (CCB)

DESCRIPTION

The project helps in the conservation of the Amazon biome, besides to working as a robust sustainable development program for traditional indigenous communities. In the environmental scope, it provides the preservation of an area considered critical due to the concentration of species of high conservation value and with pharmacological properties, besides to comprising important areas for the reproduction of animals. In the social sphere, the program benefits around 350 families through socio-economic support initiatives, such as: income generation, education and strengthening of organizational and institutional capacity, including productive, environmental and financial sustainability.

Learn More

Cikel

LOCATION

Paragominas (PA)

CERTIFICATION STANDARD

Verified Carbon Standard (VCS)

DESCRIPTION

The project covers an area of 200'000 hectares and represents the first REDD initiative in the Amazon. It is one of the regions with the highest deforestation rate in the Amazon biome and, besides to avoiding the emission of around one million tons of CO2 equivalent per year, it preserves biodiversity, ecosystem services and local natural resources, as the region is home to several endemic species and comprises ecological corridors. For the region's traditional and indigenous communities, the project offers training and employment in sustainable forest management, patrolling and surveillance activities.

Learn More

ICO2 B3

In 2021, we became part of the B3 Efficient Carbon Index, which aims to encourage companies to provide transparency about their emissions and, thereby, encourage progress in discussions on climate change. Participation in the index is yet another way of symbolizing our efforts to provide more and more transparency regarding our annual atmospheric emissions.

Water

In 2021, our water efficiency continued to be one of our main eco-efficiency differentials. This is mainly due to the many technologies present at our headquarters, such as:

- Reuse of rainwater for cooling towers of the air conditioning system;
  - -60% in water consumption;;
- Reuse of gray water for basins and urinals;
  - -41% in water consumption;
- Reuse of rainwater for irrigation and external washing.

Apart from the reused portion, the entire volume of water consumed comes from local concessionaires in the cities where our offices are located.

In 2021, we reused around 14,600 cubic meters of water, representing nearly twice the amount consumed.

Total Water Consumption* (Ml)

GRI 303-5


7.2
+5%
7.6
+1%
7.7
2019
2020
2021

*The consumption accounted for in the total amount is that of the units over which we have operational control.

Water Intensity

(Ml//thousand employees)


4.5
-22%
3.5
-43%
2.0
2019
2020
2021

Paper

As we are a company with operations in the digital environment, this bias is reflected in our internal operational processes and the interface with the customer.

Electronic Signature

In 2021, we continue with the comprehensive use of electronic signature services, which most of our terms and contracts go through. In all, 2,676,381 sheets of paper were avoided, representing the following savings:

7, 169
kg of waste

321
trees

1,084,038
liters of water

109,357
kg of carbon

Since 2019, we have quantified our consumption by Inter's two main paper usage fronts: printing and bank deliverables. This differs from traditional players, as we make the documents normally sent to clients' homes available online. Despite the increase in absolute paper consumption in 2021, reflected by the increase in our number of employees and number of customers, we reduced the relative consumption per employee.

Paper Consumption (t)

	2019	2020	2021	CHANGE 2019 - 2020	CHANGE 2020 - 2021
Printing:	5.6	1.6	2.9	-72%	+83%
Deliverables:	77.9	130.5	207.8	+67%	+59%
Total	83.5	132.1	210.7	+58%	+60%

Relative Consumption

(t/employee)


0.05
0.06
0.05
+17%
-10%
2019
2020
2021

Waste

GRI 306-2

2021 represented a period of great evolution in our waste management. In 2020, we developed a Solid Waste Management Plan (PGRS) to identify opportunities for improvement and put into practice the points identified by hiring a specialized company to manage waste and maximize our potential of recycling.

Additionally, we operate through environmental education campaigns with Inter's team of employees. One of these initiatives consists of providing training at our Corporate University which, besides addressing general aspects of waste management, shows the relevance and impact of recycling, and instructs how the topic is treated at Inter's premises.

With developments in waste management, we started to measure the amount of materials diverted from the sanitary landfill and destined for recycling. We know that all these efforts must be continuous so that we can establish a culture of internal recycling and increasingly minimize our environmental impact.

Recycled Bamboo Fiber Cup


inter



People

SDG 3 4 5 8 10 12

Clients

GRI 3-3 SASB FN-AC-270a.3

The pandemic scenario intensified the importance of people and the care of our relationships. Our purpose of "creating what simplify people's lives" became even more present: we perfected the customer experience based on government agendas and continuous improvement methodologies. We use the Net Promoter Score (NPS) per journey, for each relevant customer touchpoint, we trigger a personalized automatic survey.

Currently, the journeys mapped to our customers are: Onboarding, Card Delivery, Payment of Bank Slips, Transfers, Investments, Shopping and Collection. We are in constant evolution in all these stages, while we feedback these insights in the constant development of our products and services.

Today, we average over 1.7 million human interactions per month, which occur largely through chat, telephone, social networks, applications, and even through Reclame Aqui.


Shopping
LIQUIDA
50% OFF
Navegue por categorias
Compre direto no App

Besides, Babi, our virtual assistant, is responsible for serving our customers through artificial intelligence. Check out Babi's performance numbers:



Represents the work of **1,445** operators

+1.1 MM of calls per month

60% of retention

+3'000 conversational flows

70 automations

+6 MM resolved demands

Behind these numbers is a complete team of experts dedicated to constantly improving automations, conversational design, research and development in artificial intelligence. The team comprises professionals from many areas who breathe machine learning and monitor key performance indicators, which contribute to the continuous improvement of Babi's skills.

Despite being significant, Babi's service volume represents less than 0.41% of accesses to our SuperApp, which shows that most of our customers solve their self-service demands. As a result, the challenges of the Customer Experience area are constant since each interaction represents a unique opportunity to delight our customers.

Inter Customer Journey

Financial | Environmental | Social

Day to Day Banking

Financial

- TED, Bank Slips, PIX and Free Accounts;
- Card with cashback no annual fee;
- Free Legal entities account/MEI account;
- Payment by approach;
- Digital Wallet;
- Kids Account Offer;
- Virtual card.

Environmental

- MLess waste: bank statement, bank slips, invoices and digital contracts;
- Availability of virtual card;
- Less emissions: operation and transactions 100% digital;
- Eco-efficiency: zero branches;
- Card availability virtual and digital wallet.

Social

- Financial inclusion;
- Practicality and convenience;
- Safety in the pandemic;
- Financial education content;
- Kids Account Offer.

Credit

Financial

- Secured credits;
- Offer of credit with differentiated rates;
- Flexibility for negotiation and contacts;
- Campaign "Indicate and Win."

Environmental

- Less waste: increasing digitization of the credit and contract belt;
- Ecoefficiency: digital legal entity credit portal;
- More humanized collection of Meu Acerto;
- 100% digital debt negotiation;
- 100% digital contracting of three agreements.

Social

- Practicality and convenience;
- Fair fees;
- CAffordable credit;
- Less environmental impact in 100% digital processes.

Inter Shop

- Wide range of stores
- E-commerce and gift cards with Cashback;
- Many promotions;
- Multiple facility in logistical efficiency;
- International physics project.
- More accessible products through the offer of cashback, release of more credit limits and payment modalities like other cards;
- Democratization of access to restaurants with the Gourmet Duo;
- Democratization of learning with Learn In.

- Less waste: contracts and digital vouchers;
- Less emissions: decrease of travel and payments;
- Eco-efficiency: zero stores

- Top stores on a single platform 100% digital;
- Practicality and convenience;
- Safety in the pandemic.

Inter Invest

- Zero brokerage fees;
- CDB + credit limit on the card;
- Cashback on public offerings;
- Up to 100% cashback for investment funds.

- Less waste: extract and digital contracts;
- Fewer emissions: reduced travel;
- Eco-efficiency: 100% digital platform and relationship;
- Offer of investment fund with environmental differentials.

- Practicality and convenience;
- Offer inclusive products for all types of investors;
- Autonomy combined with specialized service;
- Financial education contents;
- Investment communities encouraging collaboration and education.

Inter Seguros

- Heritage protection;
- More affordable and differentiated rates and conditions;
- Free trials;
- Discount on initial installments of consortia;
- Reduced minimum pension contribution.

- Less waste: 100% digital contracting;
- Fewer emissions: reduced travel and virtual service;
- Eco-efficiency: 100% digital platform.

- Diverse and inclusive portfolio;
- Practicality and convenience;
- Microinsurance offer;
- Affordable and differentiated rates;
- More flexibility and democratization of services;
- Offer more affordable health plans.

We understand Governance as the basis for generating value in all growth avenues. All products and services consider standards of ethics and integrity, digital security, transparency and partnership.

Customer Service

In 2021, we launched the Interlove Program, another initiative to delight our customers, where all employees have the opportunity to develop their "sense of ownership" by exercising the "Jeito Inter de Atender" monthly in direct interactions with our customers.

CX Day

5 executive officers + CEO Inter Shop + CEO Seguros

14 editions

30 insights that generated projects that are in progress or have been implemented

110 participants


inter
Olá tudo bem?

Our Ombudsman underwent an internal restructuring, with a focus on optimizing the customer experience, providing more agility and efficiency in dealing with the complaints presented. Specific actions were carried out to ensure effective intermediation between the Ombudsman and partner business areas, offering more security and quality in the returns provided to customers and regulatory bodies.

In 2021, customers contacted the Ombudsman through the following channels:

Input channels

Ombudsman


3,0%
3.0%
5.0%
8.0%
38.0%
18.0%
26.0%
Telephone
Central Bank of Brazil
Consumidor.gov website
Consumer protection and defense programs
Ombudsman email
Ombudsman customer servicer (SAC)
Others

The centers that make up the Ombudsman's Office were restructured focused on an effective and problem-solving internal process. We have Service and Registration cells, Validation Backoffice, Quality Dealing Squads and Performance Management.

The journey of the demands registered at the Ombudsman, with a focus on the customer experience, goes through the following steps:


1
Records of statements
2
Continuous interaction with the business areas
3
Root cause investigation based on information received
4
Continuous improvement actions
5
Issuing management and informative reports

In 2021, the Ombudsman's specific First Call Resolution flow was redefined, providing more autonomy and resolution in dealing with low and medium complexity cases. The cases handled by FCR represent an average of 15% of the cases handled by the Ombudsman in 2021.

Complaints Received
per million customers


3981,5
3440,7
4035,0
3220,4
3097,0
2893,3
2996,5
3090,9
2742,1
3006,1
3592,3
3293,2
Jan
Feb
Mar
Apri
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Based on these actions, the Ombudsman's Office evolved regarding the average service period to customers from eight, in 2020, to five business days, in 2021.

Response Time

2020:

8 business days (all channels)

2021:

5 business days (all channels)

Decrease of

68% compared to 2020

Our concern with a more effective service also results in the segmentation of our base. To respect the digital profile of those who use our services, we divide our clients into One, Black and Win, according to the amount invested in Inter Invest. We have a team of advisors to help each type of segment to build their investment portfolio and answer questions about investment products.

In 2021, Inter achieved a score of 7.8 in Reclame Aqui: first place in the reputation ranking when compared to the main competitors. Customer Service NPS is also up five points compared to the average for the first half of 2021.

Central Bank Complaints Ranking

The Complaints Ranking is formed from the public's demands, registered in the Central Bank's service channels: internet, correspondence, in person or by telephone.

The occurrences in the ranking listings refer to complaints closed in the period. They are published quarterly according to the calendar provided on the "BC Rankings" page on the BC website.

In the Central Bank Complaints Ranking, Inter showed a 52% decrease in the index* compared to the same period in 2020 - fourth quarter of 2020 (4Q20).

Period	Position	Procedures	Contents	Customers**
4T20	1st	900	111.52	8,069,837
1T21	2nd	1,245	129.26	9,631,304
2T21	2nd	766	66.79	11,467,628
3T21	3rd	746	55.99	13,323,223
4T21	4th	818	53.90	15,174,249

*Index calculation: 1 Number of valid regulated complaints divided by the number of customers and multiplied by 1,000,000.

**The number of customers for banks, finance companies and payment institutions is formed by the combined database of the Customer Registry of the National Financial System (CCS) and the Central Bank Credit Information System (SCR).

Financial Education

GRI 3-3

As a platform that offers financial services, we understand our responsibility to produce and disseminate financial education content, from the most basic to the most complex, from a news portal (Inset), the Inter Blog to social networks. We designed these initiatives to make information accessible to as many people as possible, using many communication channels and formats for this purpose.

> We continue to work to help our clients become protagonists in their financial lives. of impressions on social networks

~92 MM
views on social media

+3.6 MM
blog views

~667'000
views on YouTube

+430'000
views on the other videos

~20'400
of podcast playbacks

Inter's Blog

VISIT THE BLOG

Since 2016, we have been sharing content about the financial market and Inter products to bring information to all our audiences in a democratic way. In January 2021, Blog do Inter underwent a radical change in its structure, with the migration to its content management system, new layout and creation of new editorials to add even more value to the reader, showing all the possibilities that the Inter ecosystem offers.

We currently have over 570 published articles. They are distributed in the following editorials:

Taking care of your money

More comprehensive topics on financial education, such as content on household budget, credit card use, debit card use and emergency reserve.

Keeping an Eye on the Market

Articles about regulatory changes, macroeconomic and Stock Exchange indicators may affect our readers' investment portfolio.

Living is Inter

Inter's daily routine and other institutional content bring relevance to the brand.

For the Entrepreneur

Content focused on the legal entities audience, such as opening a company, taxation, business financial planning, and advantages of having an account at Inter.

To Simplify Life

To simplify life is an editorial that brings together all of Inter's growth avenues, through tutorials on the respective products.

In it, we also bring news that affect the entire financial ecosystem such as Open Finance, for example.

In 2021:

435 produced articles

+2.9 MM accesses

+ 3.6 MM views

The blog also has a newsletter sent weekly to 39.3k registered people. We send the highlights of content on the blog, YouTube channel, Podcast, and Twitter for her.

YouTube

ACCESS OUR CHANNEL

With diverse content, our YouTube channel offers everything from financial organization tips to guidance on how to build the best investment strategies. For this, we create materials with different levels of complexity to help an increasing number of people.

Recurring lives:

Focused market:

Monthly live with our Chief Economist, Rafaela Vitória, focusing on the macroeconomic analysis of each month that begins.

Starting to Invest:

Monthly live with our investment specialist, Joe Ruas, who covers investment basics of many products such as: CDB, LCI, savings, funds, etc.

Where to invest:

Monthly live with our Chief Economist who addresses market analysis and investment possibilities for those with an intermediate level of knowledge.

Simplifying Shares:

Weekly live with our subject matter experts to analyze stock portfolios and companies in the stock market.

+ 250’000
subscribed

Podcast

LISTEN TO INTER INVEST

Our podcast has two main sections: Market Commentary and Management Commentary. We basically address market issues, with the main facts and events that drive Inter's investments and funds. In 2021, 52 episodes were produced.

Inter Invest is also on Instagram, Telegram and Discord to reach customers with new content formats.

Twitter

ACCESS OUR PROFILE

In 2021, we reached 79'000 followers on Twitter, who follow the main information and facts of the financial market daily, besides to disclosing the news of our platform and our campaigns firsthand.

Interpig

ACCESS OUR PROFILE



The Twitter and Instagram profiles for Interpig aim to bring basic financial education content in a light and friendly way. Among the main topics covered we have: how to control spending, savings tips and study sources, as well as ways to start investing, investment products and strategies.

Research Reports

SUBSCRIBE TO INTER RESEARCH

Our Research Reports continue to stand out as an important financial education and trend monitoring source.

Publications range from macroeconomic scenarios, domestic and global, to a thorough analysis of many microeconomic and financial indicators of companies listed on the Stock Exchange. Thus, we provide periodic information allowing our public to carry out a top-down and bottom-up analysis approach to their investments. Our portfolio includes guides, newsletters, tips and recommendations on different subjects linked to the investment world.

Besides, we have expanded the scope of disseminating this information, which, besides being made available through reports, are communicated through social networks, lives, podcasts, and events held by Inter Research.

+ 1'000

different research reports sent in 2021

+70'000

users subscribed to receive the reports


inter
Inter Research
Cadastre-se e receba os melhores relatórios do mercado

Inter Week

GRI 3-3

At the end of October, the second edition of Inter Week took place, in which we had a program focused on the financial education of our customers and the market in general. There were 18 lives that, together, had over 200k views on the most diverse subjects: how to start investing, cryptocurrencies, ESG (Environmental, Social and Corporate Governance, in Portuguese), private credit, among others.

During the lives, we count on the participation of experts to make more people learn about investments and get to know the products available on our platform. There were 107 publications with over 3.3 million impressions.

As in the previous edition, we had a gamification exercise in which participants earned points for each new investment made in Inter Invest and, as a result, prizes were distributed such as cashback at our Shopping and even Inter's Black card. In 2021, we also had something new: those who participated, opened an account at Inter and started investing with us, won more cashback.

Inter Week 2021 was a success and we had incredible numbers:

- **398'000** subscribers
- **R$207** million invested
- **R$ 5.7** thousand of average ticket
- **+5'600** black cards issued
- **R$ 103** thousand in cashback distributed

Inset

LEARN MORE ABOUT INSET

Simplifying people's lives and empowering them for the challenge of taking a leading role in their finances are Inter's commitments in all business verticals. Knowing the fundamental role of information in this process, in 2021 we launched a news portal, Inset.

Inset seeks to promote financial education based on everyday life, with objectivity, transparency, ethics, diversity and responsibility. The Inset team understands that quality information is a fundamental tool for financial autonomy and for a sense of social belonging.

Far beyond Economics and Business, Inset brings extensive content linked to personal finance, career development, lifestyle, technology and games, always with a transversal approach that seeks to help the reader's journey of maturation and financial development.

The portal's team has 11 professionals focused on generating value from information and who work continuously looking for new ways to bring relevant content to the reader.


inset
Serviços crescem 1,7% em março, melhor resultado desde 2015



Employees

GRI 2-7 GRI 2-8 GRI 405-1 GRI 3-3 SASB FN-AC-330a.1

Our commitment to our employees is one of our main bases. Besides innovation, which permeates Inter's DNA, our work environment encourages autonomy and collective learning. Thus, we were able to attract and retain established professionals and, at the same time, develop potential to make them protagonists in our history.

We seek to promote the best experience for our employees and build a meaningful journey of learning and development. From onboarding to offboarding, we preserve our values, pillars and culture. By connecting people, businesses and processes, we engage our team with our purpose: to create what simplifies people's lives.

In 2021, we increased the number of employees by 77%, reaching 3,898 employees. We highlight our new unit in Recife - PE, focused on technology, which now has 7% of our workforce. Belo Horizonte - MG, where we are headquartered, still has the majority of our employees, 84%, followed by São Paulo - SP, with around 5%.

ShapeIn 2021, we started our internationalization. As a result, we hired three employees outside Brazil, representing 0,07% of our total workforce.

3,898 Employees

1,590 women

2,308 men

49% - 30 years

48% 30 to 50 years

3% +50 years

Race:

2,244 White

1,409 Black*

80 Yellow

4 Indigenous

161 Not informed


International
3
RR
AM
AM
PA
MA
CE
RN
PB
PE
Northeast
285
PI
AL
SE
AC
RO
TO
BA
MT
DF
GO
MG
ES
MS
Midwest
27
SP
RJ
Southeast
3,490
PR
SC
RS
South
93

We also have 164 outsourced professionals working in administrative and technology services, of which 39 are women and 125 are men. Of these, 135 work in the Southeast, eight in the Northeast, two in the South and one in the Midwest.

*Employees who declared themselves as "negros", "pardos" or "pretos".

Being an Inter employee is having, running in your veins, the Inter way of being: transparent, partner, safe, innovative and experienced. These pillars guide all our actions, from the admission of a new member to implementing our many internal processes.

Being part of our team means transforming people's relationship with money, reducing bureaucracy in processes and valuing a humanized relationship.

Another important point of our essence is autonomy. Just as we strive to empower people, creating an accessible account and with all services at hand, we also built a work structure that gives autonomy to our members to propose new ideas and grow together with us.



Diversity

In 2021, we launched Inter Diverso, a program that aims to generate value for people, organizations and society through initiatives that promote diversity and inclusion, on topics such as: gender, race, sexual orientation, religion, disabilities, age, and nationality. To strengthen the program, we established a committee with 12 professionals from different areas who, besides to the work group and volunteers, are responsible for defining our priorities and building actions on four pillars:

Culture: focused on building actions to consolidate education for diversity and inclusion.

Governance: working in the construction of policies and benefits that promote inclusion.

Business: to develop solutions, products and services that promote inclusion.

Employer Branding: strengthening our work with partners, customers and the community.

> The creation of the Inter Diverso program strengthens our purpose and promotes an increasingly inclusive environment.

Committee participants received training on the importance of the topic. Besides, to start team engagement, our leaders participated in an event on unconscious biases, whose content will be made available in the form of essential training for all employees in 2022.

Rafaela Vitória - Chief Economist



41%

of our employees are women

32%

of leadership positions are held by women

We have noticed an evolution in gender equity during our history. We are working to leverage this percentage by 2030, following the Global Compact, and carefully seeking to strengthen ourselves on other fronts of representation, such as race, people with disabilities, generations, LGBTQIA+, among others. As next steps, we continue with development and awareness actions that will allow our Committee, together with our collaborators, to build inclusive policies and practices.

Corporate Benefits

GRI 401-2 GRI 401-3

We offer non-mandatory benefits that stimulate, aggregate and strengthen our relationship with our employees, always in line with their profile and needs.

Among our main non-mandatory benefits are:

Labor Gymnastics: We offer, twice a week, together with a specialized team, ten minutes of stretching in the work environment. Besides, for employees working from home, we communicate all the precautions that must be taken to fulfill the same goal.

Private Pension: We grant special conditions for our employees to contract the Private Pension plan available on our platform.

Baby On Board: We provide exclusive benefits for fathers and mothers, such as exemption from health insurance co-payment and the "Cantinho da Mamãe", where breastfeeding employees have the convenience and privacy to collect and store breast milk with hygiene and safety.


Baby on Board

Book "It Happened While I Was Born", a gift sent to new parents


Baby
Board
inter

In 2021, 140 employees participated in the program. Besides receiving the book "Acontecia Enquanto Eu Nascia", with information on many topics in the world and the latest Inter news, they had the health plan co-participation, with exemption, during pregnancy both for employees and dependents. We had over R$17k exemption from our future parents with this benefit.

	♂	♀
Number of employees entitled to maternity/ paternity leave	2284	1578
Number of employees who took maternity/ paternity leave in 2021	0	13
Total number of employees who returned to work in 2021 after their leave ended	0	13
Return Rate	100%	100%
Retention Rate	100%	100%

Gift Card and Duo Gourmet: We make available to our employees, at the end of the year, a complementary gift card that has the differential of being able to be used in over 1,300 stores in different segments, besides to food. Besides, in 2021, all employees received a free subscription to Duo Gourmet, which allows its subscribers to save money, earning a dish of equal or lesser value to the one purchased, in selected restaurants.

Psychological Support: In 2021, we launched the Inter Cares program which, among several other activities, enabled our employees to have access to a psychological support program.

Inter Cares

> ShapeThe Inter Cares Program aims, through actions focused on emotional and physical health, to facilitate employees' access to activities that help them to have a better quality of life.

We want our employees to create the personal care routine. For this reason, we are connecting them to excellent professionals, presenting care practices and providing necessary information on the subject. In 2021, we promoted psychological care initiatives aimed at well-being and offered lives with the participation of experts on relevant issues for personal and professional development.

Regarding emotional health, we carried out a survey focused on diagnosing the health of our employees, and made agendas with psychologists available, at no cost to the employee, for those who were interested in professional follow-up. In the survey, we had 13% of employees' participation, of which 373 signed up and, of these, 54 are monitored every week.

In the content programming, we brought four lives on the following topics: well-being, mindfulness, emotional health and integrative nutrition, in which we reached an average of 600 views per live.

All these actions were just the beginning of building a culture of well-being with the aim of bringing more quality of life to everyday life, helping our employees to take care of themselves, inside and outside Inter.

"Between July and October 2021 I participated in Inter Cares, a completely free and individual psychotherapy care program offered by Inter. During the twelve meetings with the psychologist from the Núcleo de Psicologia Existere, I had the chance to share some anxieties and be helped in the search for well-being and balance between personal and professional life, considering this very atypical moment that we are living. It was an excellent opportunity for learning and self-knowledge!"

Bruno Miranda Gontijo - Legal Specialist of Capital Markets, Investments and Credit





"Psychological support has allowed me to take care of emotional cases that before, due to lack of financial conditions, I never had the opportunity to start treatment. Taking care of emotional health is more than necessary, so receiving this benefit has been a gift for me."

Sara Marques Ferreira - Corporate Sustainability Intern

Among the mandatory benefits, we highlight:

Childcare Assistance

Benefit available to all employees who have children up to five years and 11 months old, through reimbursement of amounts spent on educational institutions, day care centers or babysitters.

Transportation Vouchers

Benefit made available through a specific electronic card that Inter anticipates to employees for effective use in travel expenses between home and work.

Health and Dental Insurances

Benefit applicable to all CLT and statutory employees, being extended to spouses and children.

Food and Meal Voucher

Benefits are part of the Worker's Food Program (PAT), made available monthly to employees and widely accepted in supermarkets and restaurants.



Health, Safety and Well-Being

With the exponential growth of our number of employees, we identified the need to increase our Specialized Service in Occupational Safety and Medicine (SES-MT). Following legal requirements and as needed, our team, which previously consisted of just one occupational safety technician, has grown to six professionals in occupational health and safety.

We carry out several initiatives to prevent and mitigate impacts on the health and safety of employees, such as:

- medical clinic at the headquarters of Belo Horizonte - MG;
- quality of life programs where they receive guidance on food and leisure;
- annual vaccination campaigns;
- labor gymnastics;
- corporate health insurance;
- admission, periodic and dismissal medical consultations;
- o fire brigade and first aid training.

The interdisciplinary team responsible for the Specialized Services for Occupational Safety and Medicine (SESMT) carries out a periodic analysis of each employee's workplace.

The analysis is carried out to identify any risks to the health of employees, and, as a result, the Environmental Risk Prevention Programs (PPRA) is prepared, which includes all the health risk data identified in the collection, specified by function.

We also have the Occupational Health Medical Control Program (PCMSO). With a preventive character, the PCMSO performs the early diagnosis of situations of harm to human health, besides being planned and implemented based on the risks to workers' health, especially those identified in the Environmental Risk Assessment Program (PPRA). Our programs are supported and monitored by a company specialized in the subject.

The implementation of the Internal Accident Prevention Commission (CIPA) in Belo Horizonte - MG, São Paulo - SP and Recife - PE is the most practical way for employees to participate in the company's health and safety issues. In monthly meetings, employees can discuss identified problems and present proposals for solutions in a broad and collaborative manner.

Wellness Space



Our "Espaço Bem-Estar", launched in 2019, offers eight different services, such as quick massage, barbershop services as well as a structure with games, providing moments of fun and interactions between employees.


Instituto
Mano



"For me, it is an honor to work at Inter. My dream of being a massage therapist came true. Working here helps me relax and I can relax other people. This is wonderful.

I'm happy, I feel like an Inter employee. This opportunity helps me as a professional and person because I feel very fulfilled being here.

I am pleased and honored to share that I work at Inter."

Helga Almeida Pinto, our masseuse we met through the Mano Down Institute.

Covid-19

Our actions against covid-19 continued in 2021. Meet some of them:

1.

We carried out on-site testing campaigns for those who were working in person, at the headquarters in Belo Horizonte – MG and at the São Paulo – SP office;

2.

We provide a daily nursing technique in offices and medical consultations by telemedicine;

3.

We reduced the number of employees working face-to-face and had an average occupancy rate of 22.5% in our offices;

4.

We reduced the capacity of elevators;

5.

apps (Uber and Voll) for all workers on site during the worst waves of covid-19 (red and purple waves);

6.

We carried out a vaccination campaign against H1N1 for all employees, with the participation of 1,343 employees.

> From January to December 2021, we performed 42,157 tests for covid-19.

Attracting and Retaining Talents

Our employees are the differential of our business. That's why we act strategically to attract talents that have synergy with our culture, and that are entrepreneurs passionate about creating what simplifies people's lives, adding value to the business. We strive to further build a culture focused on a collaborative, diverse and inclusive workforce. As an attraction strategy to support Inter's growth and develop professionals who adhere to the needs of each avenue of growth, we carry out programs of training professionals to accelerate careers. In 2021, we highlight:

Our main strategy is to hire leading people who make a difference and respect differences!

Techboost:
Training technology professionals with a focus on Java, IOS, Android and UX development.

Over 55'000 subscribers all over Brazil
11,479 Blacks and Browns
9,065 Women

Orange Camp:
Investment training to act as an Advisor.

17 participants

Go Tech:
Internship program aimed at training and developing future technology professionals.

118 participants

Go Invest:
Internship program aimed at training and developing future professionals for the investment area.

14 participants

Data Rocket:
Data Engineer Acceleration Program.

26 participants

Inter Internship Program:
Sims to train and develop future professionals for the other business units.

445 people hired

In 2021, we invested in talent attraction and development programs focused on three essential Inter skills: entrepreneurship, implementation capacity and business knowledge.

Our Talent team works to attract and select professionals who connect with our essence and culture. Our admission processes are guided by ethics, transparency and respect for all people. We use tools and methodologies to assess skills and abilities in line with our needs and opportunities.

We work collaboratively with the business areas to be assertive and careful with professionals. We also emphasize that at Inter we respect people's uniqueness and offer everyone the same opportunities to develop their potential. Our opportunities are posted on our career website and other social media to inform potential candidates about the challenges and prerequisites of each position. To strengthen our brand and make us present throughout Brazil, we seek to sponsor and participate in career, technology and innovation events.

The stages of the admission process aim to promote the best experience for our future employees and are composed of:

1. Analysis of the candidate's adherence to the position's prerequisites

2. Analysis of soft skills and cultural fit

3. Hard skills analysis and compatibility with business strategy

4. Formalization of the proposal and start of Onboarding

In 2021, we had exponential growth and opened 3,300 new jobs, of which 28% were in the technology area.

IT Team

In 2021, around one third of our employees were in our Technology area. Therefore, we have specific initiatives linked to the development and training of these employees.

About
80 new
employees per month at IT

Average, **37%**
of Inter's new employees are from TI

The stages of the admission process aim to promote the best experience for our future employees and are composed of:

Creation of an IT onboarding journey:
We provide a week to encourage the integration of new employees in an organic way. The new employee participates in several conversations to get to know more who part of his daily life will be. Besides, the new employee is introduced to other areas and IT leaders, processes and groups organically and lightly.

Employee training:
expansion of investment in employee training and qualification strategies. These measures are necessary due to the need for new skills to support and foster strategic initiatives for innovation, maintenance, support and development of products and services.

Sustainable increase in the number of IT employees:
the increase in the number of employees is expected and promoted, mainly due to the increase in demands linked to the creation, maintenance and updating of the products and services offered by Inter. This item is also part of the growth strategy and maintenance of the organizational climate and culture.

Fostering a culture of agility for teams:
By encouraging a culture of agility, we encourage creating a collaborative and safe environment that encourages creativity, value delivery and continuous improvement.

Review of the movement and merits process:
Focusing on establishing fixed annual windows for the evaluation to take place, we facilitate the leadership people management strategy, besides analyzing and decision-making processes on movements and merits.

Social impact:
We also carry out a series of actions to impact society and the technology community inside and outside Inter. Among these initiatives are the promotion of training of young professionals, participation in social actions, creation of partnerships with educational institutions, holding lectures for college students, and maintenance of the Interligados project.

In general terms, in 2021 we had:

GRI 401-1

HIRING AND TURNOVER

	Number of people hired	Number of people disconnected	Hiring Rate	Turnover Rate
By region				
Southeast	1,921	537	94%	26%
Midwest	9	4	43%	19%
Northeast	140	21	519%	78%
North	-	-	-	-
South	21	5	124%	29%
By gender				
Male	1,326	361	113%	31%
Female	768	206	81%	22%
By age group				
Under 30	1,011	227	115%	26%
From 30 to 50 years old	1,040	323	90%	28%
Over 50 years	43	17	51%	20%
Total	**2,094**	**567**	**99%**	**27%**

Organizational Culture and Climate

We believe in learning through meaningful and collective experiences. Therefore, we work to build an entrepreneurship, innovation, and collaboration environment. Our culture stands out for the openness and autonomy that everyone has to lead the construction of their own carrer.

> We value all types of careers, whether technical or management, and we constantly approach the topic with all our employees.

Our culture is based on a passion for making things happen and creating things that simplify people's lives. We defined an accessible structure to promote interactions between different teams and levels of management. We also build development programs so that our leaders are ambassadors of this essence and, together, we can generate career opportunities for all our employees. To sustain our organizational culture in a dynamic and growing environment, we operate through the following processes:

Onboarding: Upon being hired, the professional is immersed in the organizational culture. In its first week, the People to Business team welcomes the new employee and our culture is presented through Welcome training. Besides, each new employee goes through the sponsorship program, in which a Buddy is responsible for sharing guidance for their first days at Inter.

Monitoring the professional journey: At Inter, our professionals are accompanied by the leaders nd the People to Business area, which develops processes and products to promote the best experience in the employee's journey and synergy with our organizational culture.

Leadership development: Our leaders are ambassadors of Inter's culture and are developed through actions in the Leadership Experience program
Learn More.

Internal communication: Internal communication is guided by transparency and has synchronized channels that generate agile connections aligned with the strategic purpose of the business. It is also through this channel that we reinforce our values and culture.

Career: Inter ecosystem allows for career development based on entrepreneurship, high implementation capacity and business knowledge. Opportunities are designed for a vertical and horizontal career growth journey, as are leadership and specialist careers.

Inter`s Career Week

Through career reports from our CEO and representatives of the board, our employees were inspired to develop and go through paths of protagonism within Inter. Besides, our employees had the opportunity to attend lectures on achieving dreams, the value of the journey and how the Flow concept leads us to high performance. With this, Inter`s Career Week aimed to reinforce, for all our employees, how the Inter environment helps develop each one's potential, whether through a leadership career or a career in specialist.

One of our main mechanisms for attracting talent is our organizational climate that favors professional and personal development, accelerating knowledge and offering opportunities internal career opportunities for our employees. To carry out the climate diagnosis, we use the Pulse methodology: a quick and frequent survey that allows for a deeper understanding of critical topics or a specific scenario of the organization.

The climate pulse is carried out periodically at Inter and, through the E-NPS methodology, we measure the level of employee satisfaction. We evaluated four topics: employer branding, leadership, career management and corporate education.

> The E-NPS value of the latest Pulse 2021 was 85 points, which means that employees consider Inter an excellent company to work for, with inspiring leadership and career development opportunities.

Corporative Education

GRI 404-2

Inter believes that by investing in the learning of our employees it is possible to enhance the development of teams and the organization's results.

Inter Academy

Inter Academy, our Corporate University, has seven academies ("Sangue Laranja", leadership, customer, emotions, business, impulse and future) and over 130 courses in many e-learning formats aimed at personal and professional development. Inter Academy presents an interactive environment where employees can connect and share content through communities and their learning playlist, besides keeping up to date on essential and mandatory training.

> In 2021, we launched two training courses at Inter Academy linked to sustainability to further promote the topic in our culture. They were: 2030 Agenda and SDGs, and Transformation Protagonists, Recycling edition.

The leadership academy has customized actions to strengthen the Inter way of leading. The development actions aim to enhance technical and behavioral skills, driving business trends and people management.

Leaders also participate in developing their team by making content recommendations, monitoring the training carried out and certifications achieved.

> Each employee has an interactive, simple and digital development experience, focused on the continuous efficiency of achievements and results.

Educational Partnership

Besides to the Inter Academy platform and and other training programs, we offer to our employess educational partnerships in important educational institutions inside and outside the country. They are able to take language courses, graduations, specializations, MBAs, among others, with many discounts aimed at boosting the careers of our teams.

Essential Trainings

Besides onboarding, our employees go through the Essential Trail - consisting of five mandatory training courses -audited and inspected by the Central Bank and other regulatory bodies. Training must be carried out annually by all Inter employees. They are:

- Money Laundering Prevention
- Operational Risk
- Information Security
- Code of Conduct and Ethics
- General Data Protection Law

Technical Trainings

Specific training carried out by the business areas to update or develop essential technical knowledge for carrying out the activities. Inter's Corporate Education area, in partnership with the business areas, develops and updates technical content, according to the demand and development needs of the area. The contents are made available to employees on our online course platform or multiplied internally. In 2021, the average training hours were eight hours per employee.

In general terms, we have:

GRI 404-1

Average hours of training

by employee category


9
10
8
7
Strategic
Executive
Tactical
Operating

Average hours of training

by gender


9
7
Female
Male

Strategic: Manager, coordinator, leader and specialist; Executive: Director, Superintendent, Executive Manager; Operational: Assistant and Intern; Tactical: Analyst and Consultant.

Leadership Experience:

Leadership Experience is our development program for our leaders. We seek to strengthen our leaders so that they are ambassadors of culture and promoters of values to inspire leaders who promote their team's learning and development.

Expert Experience:

A development program aimed at Inter's team of specialists, the Expert Experience was created to enhance the career and strengthen the performance of these professionals, who are important mobilizers of the organization's main technological transformations. The program brings development opportunities through trends, new technologies, management methodologies and soft skills.

InterLab

InterLab is a program aimed at promoting innovative ideas to stimulate the entrepreneurial mindset of our employees. Through it, creative minds work on generating solutions for many areas of our business. In 2021, three editions of InterLab were held and the best ideas, which represented some gain for our customers or business, were awarded. Besides, the program offers the chance to turn ideas into reality through our fertile ecosystem for proposals that connect to the digital world.

Women in IT

The participation of women in the IT market has been growing and needs to be encouraged to promote an environment of growth and equal opportunities. With the aim of strengthening female participation in the technology area and creating a space for collaboration, training and sharing, the Women in IT group was created. The group meets monthly to discuss topics, initiatives and ways to engage even more women in the digital and technology world.

Average

40 women participants in the meetings

7 events realized

Performance Assessment:

GRI 404-3

Performance assessment

by gender
(% total of employees in each gender)


71.6%
70.1%
Female
Male

Performance assessment

by category
(% total of employees in each category)


78.7%
76.2%
50.3%
77.8%
Strategic
Executive
Operating
Tactical

> ShapeIn 2021, 70.7% of the Company's employees underwent performance assessment.

Performance assessment aims to measure performance and skills linked to Inter's strategic goals. All employees admitted up to September of the current year are eligible. Besides achieving goals, the following skills are evaluated: leadership, business knowledge and implementation capacity. The assessment results in feedback that will guide the development of professionals, generating inputs for the recognition of careers and possible succession needs.

Suppliers

GRI 2-6

R$ 1.1 BI

spent with

1,604

providers, which mostly belong to the Infrastructure as a Service (IaaS), Online Delivery, Management Tools and Call Center categories.

> Our Purchasing area aims to improve performance, integrity, transparency and security, guaranteeing the quality of the quotation and supplier admission process.

We monitor contracts and ensure compliance with all supplier certifications linked to Compliance, Money Laundering Prevention, IT Governance, Information Security and Privacy.

Our standard contracts contain specific clauses covering labor, social security, anti-corruption, and confidentiality. All purchases and contracts are also certified by the Money Laundering Prevention (PLD) team, which assesses companies' compliance from integrity and reputation. Besides PLD certification, all processes with Information Security, Privacy and IT Governance risk are analyzed by the responsible teams before starting the relationship between Inter, suppliers or service providers.

In 2021, we updated our Supplier and Service Provider Relationship Policy to establish ethical governance standards and objectively translate the rules and standards on which the relationship with this public is based. In this policy, we communicate the requirement that our suppliers adhere to all legal, regulatory and contractual requirements. We also consider aspects linked to conflict of interest, acceptance of gifts and expected behavior in managing relevant information security, occupational safety, socio-environmental and brand management risks.

Our Code of Conduct and Ethics also provides for the prohibition of contracting suppliers who use child labor, who are the object of investigations for crimes or violations of legislation, as well as those who disrespect the environmental, cultural and social heritage of the community. in which they act.

We provide a contract manager and inspector to monitor its implementation with the supplier. Of a total of 615 contracts in force in 2021, we have not identified any reports of non-compliance.

Community

ShapeWe follow different paths so that our growth also drives the development of society. Since 2002, we have been partners with recognized institutions that work to promote quality education for children, young people and assistance.

In 2019, our social action gained more strength with the creation of the Inter Voluntariado group, which further expanded more in 2021, with the growing increase in our workforce and internal engagement. With these actions, we promote a positive impact for society, and generate employee engagement, increasing the sense of belonging and connection with our mission and values.

Materiality in practice: 26% of the social actions in 2021 had content on Financial Education. We intend to increase this percentage even further in 2022.

In 2021, Inter Voluntariado grew by 308%. In all, we have 139 volunteers, who dedicated around 632 hours to corporate volunteering.

Our actions have been guided by private social investment and corporate volunteering practices, which are divided into four lines:

Thematic Actions: Held on commemorative dates;

Emergency Actions: Needed during humanitarian emergencies;

Volunteering Call Notice: Call for employees to register projects or institutions to receive financial support.

Institutional Social Actions: Carried out jointly with Inter's social partners;

In 2021, we had:

42
distinct social actions carried out within the four types of action

139
volunteers involved with face-to-face actions

222
participations in social actions

R$ 723.5k
in donations, including institutional donations and fundraising

+91'000
people directly impacted

30
projects supported by two 2021 Volunteering Notices

Inter Ligados

With the technological advance and the transformation in the job market, the space for professionals in information technology and technology have expanded more and more. However, we know that social inequality and lack of opportunities limit the access of many young people to the knowledge and skills development required by the market. We created the Inter Ligados project, a partnership between Inter and the Centro Educacional Assistencial Profissionalizante (CEAP).

The project, which began in November 2021 and had 1,084 applications, provided a four-month training course in Java to 40 young people in socioeconomic vulnerability. The project also includes learning in ethics and human training in the course curriculum to encourage the role of future professionals. Developing and training these young talents allows us to generate social impact and recruit those that stand out throughout the course. We also took the opportunity to present, during a brief training session, the topic of Financial Education, one of our material topics, showing important concepts for a journey of financial balance and the relevance of practices of conscious consumption.

Thematic Actions

Warm Clothing Campaign

We carry out internal campaigns to encourage donations to vulnerable people during the winter. In this action, we collected around 370 warm clothes - including gloves, boots, pillows and blankets - that were intended for NGOs supported by Inter Voluntários, besides to R$12.9k that were donated to the Red Cross (MG) to carry out the purchase of blankets.

Children's Day Action

The commemorative date of Children's Day is always synonymous with joy and games. In 2021, we went further, and took children to leisure time that also taught them about financial education. Both in Belo Horizonte – MG and São Paulo – SP, we prepared a brief play, in which the protagonist Interpig shared simple but relevant concepts on the subject. Besides, we created a booklet as teaching material for the children to take home to their families.

Christmas Action

The Christmas Social Action is always expected as the biggest Inter Voluntariado action of the year. In 2021, we acted as a network, inviting the companies Log and Instituto Unimed to jointly promote a Solidarity Christmas for 1,400 children and adolescents from Cidade Dos Meninos São Vicente de Paulo, from the Divina Providência System. Besides to offering gifts, entertainment and food, each company addressed topics linked to the Materiality of their respective business models, such as Financial Education, Entrepreneurship and Health.

Easter Action

In 2021, we changed our approach to hands-on action: 30 Inter Voluntários manufactured around 4,000 chocolate eggs were given to the children of the Pavonianas Social Works.

In 2021, R$ 26 thousand were donated by our employees to enhance thematic actions.

Volunteering Notice

In 2020, we had the first edition of the Volunteering Notice, a space intended to encourage the protagonism of our employees. As a result, our team now has the opportunity to register social projects to receive support from Inter. In 2021, we expanded the call for proposals to two editions, enhancing our social impact in scale.

R$94,804.23 donated

35,456 people impacted




Quem
faz o bem,
vai além!


inter







Emergency Actions

Gerando Falcões

With the continuity of the covid-19 pandemic during 2021, we maintained our efforts to provide support to communities whose economic situation was worsened by the context. That's why we launched, together with the NGO Gerando Falcões, a new fundraising campaign between employees and customers. The total amount raised was doubled by Inter and donated to the NGO, converting it into digital food baskets.

R$ 66,707.38
collected

R$ 133,414.76
total donation

2,668
basic food baskets

13,341
benefited people





Institutional Social Actions

In 2021, we sponsored three beneficent events of the Divina Providência System, an institution that serves more than 10 thousand people, including children, young people and the elderly. More than R$ 76,000 were donated, which were intended for the maintenance of the physical structure and the donation of basic food baskets to the assisted families.

In addition, to take advantage of the expertise of our employees, we created a mini-course on financial education to help our outsourced employees. For this action, besides the volunteers who were the teachers, we had the participation of employees who made themselves available to be godmothers and godfathers of outsourced workers, offering mentoring and helping to understand each specific case. Part of the course was also replicated for our youngest apprentices.

Network Engagement

Minas Gerais Corporate Volunteering Committee

With the same goal, at the beginning of 2022 we formalized our participation in the Minas Gerais Corporate Volunteering Committee, an initiative led by the Cooperation for Development and Human Morada (CDM). With this, we hope to further strengthen our Corporate Volunteering practices through the sharing of knowledge, experiences and good practices among the around 80 participating Minas Gerais institutions.

ABBC Committee

At Inter, we understand that partnerships and networking have the potential to maximize our impact. In 2021, we joined the S Committee of the Brazilian Association of Banks (ABBC), a space dedicated to exchanges, construction of ideas and improvements in the Social pillar of our ESG strategy. At the meetings, we carry out benchmarking that help us build together common paths of best practices in Social Responsibility.


ORANGE
FRIDAY

Corporate Governance

SDG 8 9 10 12

Governance Structure

Inter's corporate governance's mission is to keep the Company updated following the best governance practices in the market, through cohesive processes that adhere to the organizational culture, at all levels of the organization, supporting the decision-making process and fostering the culture of governance.

Supported by the Board of Directors, Inter's governance has been developing concomitantly with the Company's growth and consolidation.

Our pillars of corporate governance are linked to Inter`s values: transparency, experience, partnership, security and innovation. In this sense, our governance bodies integrate the ESG perspective with the perception of risks and opportunities. They safeguard the interests of shareholders, customers and stakeholders through transparency and accountability. For this, we rely on preparing annual reports, adopting high standards of preparation of financial statements, and disclosing our environmental, social and governance actions. Inter's leadership plays its role through a culture of governance, integrity and social responsibility, promoting diversity and sustainability. The solidity of our governance structure is based on the continuous search for efficiency, based on innovation and technology. Another feature of Inter is that our corporate governance infrastructure is carried out in secure digital media, such as holding meetings 100% online and using, since 2019, a governance portal for filing minutes and other corporate documents.

Finally, Inter's governance is also based on compliance, structured by strengthening the lines of defense, investing in continuous improvement of policies and procedures, besides to paying attention to compliance with applicable law and regulation.

The pillars of Inter's Corporate Governance are:


LEADERSHIP WITH A CULTURE OF GOVERNANCE
Safeguarding the interests of shareholders, customers and interested parties.
TRANSPARENCY AND ACCOUNTABILITY
Culture of governance, integrity and social responsibility,
CORPORATE GOVERNANCE
CONFORMITY
Strengthening of defense lines, continuous improvement of policies and procedures and regulatory compliance.
EQUITY AND INDEPENDENCE
Solid, efficient, innovative and technological Governance Structure. Decision making with equity and independence.

Governance Evolution

GRI 2-9

In 2018, Inter was the first digital bank to carry out an Initial Public Offering (IPO), trading common and preferred shares in the Level 1 segment of B3. In 2019, governance evolved to Level 2 segmentation. Besides complying with Level 2 requirements, Inter has always aimed to achieve the best governance practices established by the Brazilian Institute of Corporate Governance (IBGC) and the Novo Mercado.

Among the "Novo Mercado" practices carried out by Inter, the following stand out: unified term of office of directors for a maximum of two years, existence of an evaluation by the Board of Directors, Chairman of the Board of Directors different from the Chief Executive Officer, installation of a Management Committee Statutory Audit, existence of a public Code of Conduct and, finally, the disclosure of policies with the topics of compensation, appointment of members of Senior Management, risk management, transactions with related parties and trading of securities.

For more information on the role of the Board of Directors, access item 12.5/6 in the Inter Reference Form available here.

Timeline

2018

- IPO on B3;
- Listed at B3 Corporate Governance Level 1.

2019

- Follow on;
- Installation of Statutory Committees to Support the Board of Directors;
- Creation of the Corporate Governance Department;
- Listed at B3's Level 2 of Corporate Governance;
- Resignation of the Board of Directors of the Chief Executive Officer;
- Unit Program.

2020

- Follow on;
- Restructuring of Statutory Committees;
- Restructuring of the Board.

2021

- Follow on;
- Installation of the ESG Committee;
- Study of corporate reorganization and SOx adequacy projects;
- Restructuring of statutory committees.

Our Governance

GRI 2-9


Management
Compliance
Operational Risks, Governance and Integrity Committee
Assets, Liabilities and Liquidity Committee
Internal Audit
Credit Risk Committee
Statutory Audit Committee
Directorships

In 2021, we went through several evolutions in our governance:

- Installation, election of members and approval of the Internal Regulations of the Statutory Audit Committee;
- Installation and election of the members of the Fiscal Council;
- Creation of a Board responsible for Controllership activities, including, but not limited to, the accounting and tax areas;
- Creation of a Research Board and election of a female director, making Inter's Board of Directors over 20% women;
- Review and update of the members and skills of the Statutory Advisory Committees of the Board of Directors;
- Approval by the Board of Directors of the policies for Contracting Extra-Audit Services, Private Social Investment and Conflicts of Interest;
- Review of Securities Trading and Relevant Act or Fact, and Transactions with Related Parties;
- Start of studies for Corporate Reorganization and North American scholarship listing.

Diversity Governance Bodies:

GRI 405-1 SASB FN-AC-330a.1


Board of Directors
Members by gender
11%
89%
Members by age group
38%
62%
Executive Board
Directors by gender
24%
76%
Man
Woman
Directors by age group
13%
87%
From 30 to 50 years
Over 50 years

Inter's Officers, from left to right: Priscila Salles, Helena Caldeira, Rafaela Vitória e Ana Luiza Forattini



Governance Bodies

GRI 2-9 GRI 2-10 GRI 2-11 GRI 2-12

Shareholders' Meeting

The Shareholders' Meeting is Inter's highest management body, being responsible for deliberating on points of extreme relevance to the company, such as the amendment of the Bylaws, alteration of the share capital, election of the Board of Directors, among others.

The meeting ordinarily takes place at least once a year and extraordinarily whenever necessary, respecting legal precepts. In 2021, the meetings started to be held 100% digitally to ensure the participation of the majority of the Company's shareholders, representing a significant advance in governance.

Board of Directors

Inter's Board of Directors has nine members, four of which are independent. The Board members' professional background encompasses expertise in leading financial, multinational and innovative companies. Besides, our Board is made up of a woman, a lawyer, with extensive experience in leading large companies, having been elected to assist, including, but not limited to, corporate governance and sustainability guidelines.

Guardian of Inter's values, principles and purposes, the Board of Directors meets, ordinarily, once a month and on an extraordinary basis, whenever social interests require. The Board also determines, supervises and monitors the activities of the Officers, chooses, dismisses and convenes independent auditors, besides being responsible for establishing guidelines, values, purpose and general business policies.

The body is also responsible for establishing guidelines for managing socio-environmental risk and related processes. To this end, the Board develops and approves policies and strategies for this purpose, besides to defining a Director responsible for monitoring socio-environmental risk policies. In this sense, in 2021, Inter's Board of Directors approved the Socio-Environmental Risk Policy and installed an ESG Committee, composed of Inter statutory directors and directors.

The development of the listed practices is carried out jointly with the Directors and with the members of Inter's Statutory Committees. The members that make up both the Board of Executive Officers and the Committees above are strategically appointed by the Board of Directors, with the appointment of key members, with experience in related areas, in compliance with what is defined in the legislation, the Bylaws of Inter and the Internal Regulations of each body. To access more information, access our Investor Relations (IR) website.

Comprising a minimum of five and a maximum of nine members, the Board of Directors is elected at the General Shareholders' Meeting for a unified term of office of two years, reelection being permitted.

Breakdown:

Rubens Menin Teixeira de Souza
Board Chairman

Leonardo Guimarães Corrêa
Board Member

José Felipe Diniz
Board Member

Maria Fernanda Menin T. S. Maia
Board Member

Carlos Henrique de Medeiros
Independent Board Member

Cristiano Henrique Vieira Gomes
Board Member

André Cazzaniga Maciel
Independent Board Member

Luiz Antônio França
Independent Board Member

Thiago dos Santos Piau
Independent Board Member

Statutory Committees

GRI 2-13

In 2021, we have five statutory advisory committees to the Board, all provided for in the Bylaws and governed by Internal Regulations. They exist to advise and promote the development of management bodies in terms of the points they are responsible for. Get to know them better below:

To learn more about the members of our committees and access the Bylaws of each of them, click here.

ASSETS AND LIABILITIES AND LIQUIDITY COMMITTEE: Deals with issues linked to treasury and macroeconomic scenarios, to assist the Board of Directors in decision-making on risk calculation and mark-to-market.

CREDIT RISK COMMITTEE: Advises the Board of Directors in making decisions linked to accounting and finance, including, but not limited to, return on economic capital.

OPERATIONAL, CORPORATE GOVERNANCE AND INTEGRITY RISK COMMITTEE: Responsible for resolving on matters linked to operational risks, corporate governance, the Code of Conduct and Ethics, and also matters linked to the integrated risk management policy, the customer relationship policy, the information security policy and the socio-environmental responsibility policy.

PEOPLE AND COMPENSATION COMMITTEE: Assists the Board of Directors in making decisions on strategies and policies linked to the People to Business area, including policies for the appointment, evaluation, compensation and succession of managers, policies for recruiting, attracting and retaining talent.

New!

STATUTORY AUDIT COMMITTEE: Statutory advisory body directly linked to the Board of Directors of Inter, with operational autonomy and budgetary allocation, responsible for supervising: (i) Inter's internal controls and risk management area; (ii) Inter's internal audit area; (iii) the activities of the Bank's independent audit companies, to assess their independence, the quality of the services provided; and the adequacy of the services provided to Inter's needs; and (iv) the area for preparing Inter's financial statements.

This committee has three independent members, and its Chairman, a member of the Board of Directors, is mandatory. One of its members is a financial specialist, with training in a related area and previous knowledge in auditing and financial analysis.

New!

ESG COMMITTEE: As a way of further integrating the ESG topic into the discussions of our Board of Directors, in 2021 we structured the ESG Committee, which brings together members of our highest governance body and executives whose areas are linked to the topic every two months. In these meetings, Inter's advances and the Company's guidelines and future perspectives on the topic are discussed, considering our materiality and topics of global relevance, such as Climate Change. Given the importance of this topic, Management made, for 2022, a proposal for deliberation at the Shareholders' Meeting so that this Committee becomes statutory.

Fiscal Council

Our Fiscal Council functions only in the fiscal years in which it is installed, and the election of its members takes place at the Shareholders' Meeting, under the Brazilian Corporation Law. The agency has been installed annually since 2017.

Statutory Board

Inter's Executive Board, as provided for in the Bylaws, may be composed of at least two and at most twenty directors, resident and domiciled in Brazil, shareholders or not, elected and removable, at any time, by the Board of Directors, for unified terms, re-election is allowed.

The Board of Executive Officers plays a fundamental role in managing and representing our operations and business. Its assignments are defined in the Internal Regulations of the Board, available here.

Our Board acts strategically in the management of key points of our structure, such as on the legal, tax, customer experience, compliance and integrity, socio-environmental agendas, risk, information technology, finance and others, taking the main points for discussion with the Board of Directors or the Statutory Committees.

Our Directors are part of the front line of planning their assignments, always seeking optimization, structuring, and efficient risk management. Besides, our leaders have extensive experience in the areas in which they work, mainly in risk management - which is the responsibility of all members of the Board of Executive Officers - regarding the risks inherent to their areas of activity and including the reporting periodical to the Committees and the Board of Directors.

Our Board of Directors has:

João Vitor N. Menin T. de Souza
Chief Executive Officer

Alexandre Riccio de Oliveira
Vice President of Technology, Operations and Finance

Marco Túlio Guimarães
Vice President of Banking Products

Ana Luiza Franco Forattini
Governance, Corporate Operations and Compliance Officer

André Jacques Luciano Uchoa Costa
Legal and Ombudsman Officer

Felipe Bottino
Chief Investment Officer

Frederico Correa Ferreira de Melo
Commercial Officer

Guilherme Ximenes de Almeida
Information Technology Officer

Helena Lopes Caldeira
Chief Financial and Investor Relations Officer

Janderson de Miranda Facchin
Controllership Officer

Leonardo Guimarães Corrêa
Treasury Officer

Lucas de Souza Bernardes
Security, Data Governance and Operational Risks Officer

Paulo Padilha
Executive Officer of Inter Seguros

Priscila Salles Vianna de Paula
Marketing and Customer Experience Officer

Rafaela Vitória
Research Officer

Ray Tarick Pereira Chalub
Chief Operations Officer

Rodrigo Teodoro Martins de Gouveia
Executive Officer of Inter Shop

Thiago Garrides
Risks, Credit Policies and Modeling Officer

Sebastião Luiz da Silva
Commercial Officer

Compensation

GRI 2-19 GRI 2-20

The compensation of our officers aims at recognition, motivation and retention, contributing to the alignment of the interests of the Senior Management with the profitability and medium and long-term results of the Inter Group. Compensation is compatible with the Company's Risk Management Policy, formulated not to encourage behaviors that increase risk exposure above the prudent levels in the strategies adopted.

The definition of the compensation of our employees and members of Senior Management is based on our compensation policy and the current salary scale. From time to time, we hire consultants specializing in compensation for salary surveys and review of our compensation models, ensuring adequacy and competitiveness in the market.

Management compensation has fixed compensation and variable compensation. Under Brazilian legislation, the fixed compensation corresponds to the fees paid monthly, subject to the deduction/withholding of all applicable taxes and social and labor charges. The variable compensation of our managers may be paid in cash, shares, share-based instruments or other assets.

The General Meetings are responsible for approving the global compensation of the Management and the Fiscal Council members, the dividend policy, the variable compensation, and the stock purchase plan.

FIXED COMPENSATION: The compensation of our management is based on the rules of the Compensation Policy for Inter management and other employees. The policy establishes guidelines for the definition of positions and salaries, focusing on suitability and professional development, as well as the responsibilities linked to each employee.

VARIABLE COMPENSATION: We have our program with premises and criteria approved by the People and Compensation Committee, so that all eligible employees are recognized for their individual delivery and performance. Variable compensation covers all our CLT employees and members of Senior Management (not available to members of the Board of Directors), to recognize our achievements and individual performance, thus enabling a more attractive and competitive total compensation potential, following the practices adopted the market.

The variable compensation of Officers is deferred from three to five years. At least 50% of the variable compensation is paid in shares blocked/custodial with Inter and proportionally released for free movement by the employee over the subsequent three years. The remaining amount may be paid in cash, shares or any other means to be established by Inter.

Variable compensation is paid annually and is calculated according to the following criteria:

- Individual performance;
- Performance of the business areas (not applicable for Management of the Internal Controls and Risk Management areas);
- Performance of Inter companies as a whole;
- Relationship between the performances above and the risks assumed by the Officers.

More information on Officers' Compensation, such as the composition of compensation, payment methods, benefits, among others, is available in the Officers' Compensation Policy.


Política
inter

Ethics, Integrity and Transparency

GRI 3-3 GRI 205-1

> We have a legal and social commitment to fight fraud and corruption to build a prosperous, fair and ethical society.

All our conduct and decisions are guided by honesty, transparency, responsibility and respect for applicable legal standards. To support our commitment to society, Inter has an Integrity Program that aims to establish a set of actions, rules and internal guidelines supported by the pillars of prevention, detection and correction of any inappropriate, unethical, harmful acts or non-compliances with laws, regulations and internal regulations.

We have robust internal controls that follow the procedural assumptions of "Know Your Customer" (KYC), "Know Your Employee" (KYE) and "Know Your Partner" (KYP) but are not limited to them when it comes to analyzing unlawful conduct in our relationships. We analyzed restrictive lists, discrediting media, and operations with politically exposed people.

Besides, we analyze atypical situations or operations, with indications of money laundering. In 2021, the following were analyzed: 1,804 proposals involving clients or tenderers; 198 suppliers; 5,865 people linked to clients or bidders; and we had 5,132 alerts of suspicious operations or situations.

Our automatic conveyor check processes, together with manual analysis, when necessary, help to identify non-compliances, minimizing the risks inherent to our operation.

The continuous improvement of the Program is part of our commitment to preventing conduct that could harm Inter's assets, reputation or image and, consequently, society.

Integrity Program

SASB FN-IB-510b.4

Our Integrity Program has nine pillars that guide our actions, rules and internal guidelines to ensure that all our relationships and conduct are guided by ethics, integrity and transparency, ensuring that we face non-compliances that could harm our assets, reputation and/or the image of Inter.

We have established a structured, applied and updated Program following the characteristics and risks of each area of activity. The Integrity Program also aims, in line with and with a focus on Law 12846/2013 and its regulation by Decree 8420/2015, to meet all of its legal requirements, such as the anti-corruption measures adopted by Inter.


Prevent
Code of Conduct and Compliance Policies
Risk Assessment and Compliance
Communication and Training
GOVERNANCE AND CULTURE
Report
Ethics Channel
Management of Non-Conformities
Third Party Due Diligence
Internal Investigations
Monitoring and Testing
Respond
Detect

Inter applied to all Executives the research on the potential of resilient integrity, a management and development tool, to understand the resilience of professionals when faced with ethical dilemmas, in the exercise of their daily activities, presenting solutions for development of that resilience.

Policies and Procedures

GRI 2-23 GRI 2-24

Our Compliance area is responsible for the Inter Normative Standardization System, which regulates and directs Inter's internal conduct and processes. This system is based on national and international external standards, good market practices and Inter's pillars:

EXPERIENCE	SECURITY	PARTNERSHIP	INNOVATION	TRANSPARENCY
We value humanized, respectful and quality interactions among all audiences and channels.	We protect all interactions and data exchanges involving customers, employees, partners and other institutions.	Here, we play together. We only close deals that are good for both parties.	We were born to do different. We are open to ideas that seek to improve people's lives and generate value for our business.	We must maintain and transmit clear, impartial, and understandable information, always ensuring the truth.



Our Normative System, available to all employees, guides the practices and conduct expected by Inter, in line with our Code of Conduct and Ethics.

In 2021, seven policies were created and revised that support the Integrity Program and provide institutional guidelines that reflect the proper behavior of all our employees:

CODE OF CONDUCT AND ETHICS: Inter's Code of Conduct and Ethics was revised in 2021, bringing a simple approach, but with more visibility to daily behaviors expected from employees and third parties. This document was based on our purpose and pillars and aims to ensure an increasingly ethical management and performance.

OUTCOME POLICY: Informs, guides and disciplines the expected conduct of Inter's Management and employees and third parties, as well as defines the application of disciplinary measures in cases of violations of the Code of Conduct and Ethics, related rules, laws and regulations. current regulations.

ETHICS CHANNEL POLICY: Establishes the guidelines for Inter's Ethics Channel to receive reports of irregularities, complaints about fraud and/or violations of the Code of Conduct and Ethics, current legislation and/or Inter's internal rules, as well as any information about possible non-compliance with applicable regulatory and legal provisions.sejam adotados os mais elevados padrões de integridade, legalidade e transparência.

ANTI-CORRUPTION POLICY: Establishes guidelines for preventing and combating situations prone to acts of corruption, bribery and fraud, based on the Brazilian Anti-Corruption Law and international best practices, to ensure that the highest standards are adopted during the conduct of business. integrity, legality and transparency.

RELATED-PARTY TRANSACTION POLICY: Establishes the guidelines to be followed by Inter in its operations with related parties, to ensure that all decisions involving such operations are taken in a way that guarantees the transparency and integrity of the acts performed, the faithful compliance with the applicable laws and regulations, besides to the best corporate governance practices.

COMPLIANCE POLICY: Establishes the pillars, guidelines and scope of Inter's Compliance area, demonstrating the activities relevant to the area's performance, the importance of continuous monitoring of the compliance and integrity environment, as well as integrated management of compliance risks and other internal risks, which accompany good Corporate Governance practices.

CONFLICT OF INTEREST POLICY: Establishes organizational guidelines to set parameters, monitor, follow up and provide transparency regarding rules regarding potential conflicts of interest and segregation of functions, to guarantee the protection of Inter and its stakeholders.

Management of Non-Compliances

During each internal or external audit, if there is evidence of non-compliance with any requirement, such as, for example, the customer, the product or regulations, the auditor responsible for the appointment must report clearly, concisely and objectively to the area of Compliance on the existence of non-compliance.

The Compliance area is responsible for managing the notes also originated in areas such as Internal Controls, Compliance itself or even Regulatory and Self-Regulatory Bodies.

The areas responsible for non-compliances must indicate the actions to be implemented that can right failures and mitigate future occurrences, which are only concluded after the validation of the evidence by the Compliance of correction and mitigation of risks.

Besides to auditing its reports and managing non-compliances, Inter undertakes to rotate auditors as established in regulations, and seeks to ensure the independence of auditors so that they can provide their services objectively and issue an impartial opinion on the financial statements and other Inter processes, thus contributing to the formation of an environment of trust and credibility among management, associates and other interested parties, avoiding potential conflicts of interest.



Communication and Training

GRI 205-2

Training programs are critical to promote an ethical culture, integrity and transparency. Inter carries out periodic training actions to promote the training, updating and specialization of management, employees and third parties, in topics linked to integrity, compliance, ethical conduct, anti-corruption, prevention of money laundering and information security.

For the effectiveness of the Integrity Program, it is critical that all those involved in Inter's activities are aware of the conduct expected of them. Therefore, the Compliance area, together with the Operational Risks, Internal Controls and Prevention of Money Laundering (PLD) area, plans and puts into practice, throughout the year, a calendar of events and awareness campaigns.

All available channels and resources are used to engage all management and employees. We have a space on the Intranet dedicated to disseminating Compliance topics and initiatives promoted by Inter in the dissemination of an ethical culture.

It is also worth mentioning that we publish the Code of Conduct and Ethics on our Investor Relations website, so that it is always available for consultation by suppliers, customers and investors.

Besides, news and legal or regulatory changes relevant to the business are highlighted weekly, focused on the impacted areas. Additionally, we have the support of Compliance in the immediate implementation of the necessary measures to comply with the new regulations.

In 2021, all our employees, including members of governance bodies, were informed about the policies and procedures adopted by Inter in the fight against corruption.

Of these, 87% underwent mandatory training on the Code of Conduct and Ethics.

Complaints Management

GRI 2-26 | GRI 406-1 | SASB FN-CB-510a.2 | SASB FN-AC-510a.2 | SASB FN-IB-510a.2

The Ethics Channel is one of the most important pillars for the effectiveness of our Integrity Program. Reporting becomes one of the main mechanisms for identifying illegal or unethical conduct. The channel is managed by an outsourced company, which guarantees the confidentiality of the author of the report, the accused person and those who participate in the investigation, and the content of the complaints.

We do not tolerate any discrimination or retaliation against whistleblowers who, in good faith, have reported violations or suspected violations, even if their report proves to be unfounded.

All complaints collected in the Channel are investigated and investigated by the Compliance area, based on confidentiality, impartiality, and secrecy, to protect the complainant and the accused. The investigation reports are forwarded to the Ethics Committee to treat the cause and adopt measures of consequence.

The Ethics Committee has multidisciplinary members, comprising the Head of Compliance, Head of People to Business, Executive Superintendent of Organizational Development and Chief Compliance Officer. Its goal is to address and make decisions regarding the Ethics Channel, such as defining the disciplinary measures applicable to each case.

The measures may be of an orientation or formal nature, ranging from warning and suspension to dismissal for just cause and communication to the competent authorities.

In 2021, no reports linked to corruption were received via the Ethics Channel and no case of this nature was identified. However, a case of discrimination was received in the Ethics Channel, but the information provided in the event was insufficient for the continuation of the complaint and analysis of the case.

Inter's Ethics Channel is available for the communication of any attitude or practice in disagreement with the Code of Conduct and Ethics, current legislation and/or Inter's internal rules, which cover fraud, theft, conflicts of interest, money laundering, bribery, corruption or illegal payments. Every incident may be reported anonymously or identified. The communication channel is available on an internal and external website, throug the link e and by telephone in Portuguese and English, on 0800 887 0077, 24 hours a day, seven days a week.

Anti-corruption

GRI 205-1

One of our Integrity Program pillars is the assessment of risks and controls. The Compliance area is responsible for managing strategic risks linked to unethical conduct, reputation, money laundering, corruption and conflict of interest, and compliance risks arising from non-compliance with applicable legal and regulatory obligations, such as external standards, the Code of Conduct and Ethics and internal policies.

To mitigate these risks, Compliance works continuously with the risk owners to prepare, implement, and monitor response plans for integrity and compliance risks.

Inter's Anti-Corruption Policy, approved by the Board of Directors, applies to all managers and employees – regardless of hierarchical, functional or location level – and to all suppliers, service providers and business partners. The document aims to establish guidelines for preventing and combating situations prone to acts of corruption, bribery and fraud, based on the Brazilian Anti-Corruption Law and international best practices, to ensure that the highest standards are adopted when conducting business. standards of integrity, legality and transparency.

All Inter employees must confirm acceptance, declaring that they have read and understood the provisions contained in the document and are committed to complying with it and respecting it in all Inter-related activities, ensuring its full application. In total, 2,959 employees accepted the policy in 2021.

Additionally, corruption risk prevention includes mechanisms that mitigate vulnerability to the most diverse forms of corruption, both internally and in external interactions:

- Inter does not make political contributions or contributions to parties and campaigns;
- All contracts signed with third parties and business partners must have anti-corruption clauses to ensure compliance with applicable legal and regulatory obligations, such as external standards, Code of Conduct and Ethics and internal policies;
- Before contracting a Third Party or entering into an agreement with a Business Partner, Inter conducts a Due Diligence, where the company's risk is assessed in terms of reputation, conflict of interest, relationship with public entities and prevention policies. to corruption adopted by the third party;
- All Inter Collaborators must participate annually in the essential training program, comprising courses on Prevention of Money Laundering, Code of Conduct and Ethics.

In 2021, there were no corruption cases and, therefore, there were no costs with fines, penalties or agreements linked to the topic. Likewise, no employee was involved in non-compliance with the policy.

Data Security and Privacy

GRI 3-3 SASB FN-CB-230a.2

Main Mechanisms

Information security and our customers' personal data privacy are two of our business priorities. To maintain excellence and a good experience in customer service, we have increased our levels of digitization and automation, always keeping transparency regarding security and privacy. Additionally, we continually evolve our maturity through the joint application of reference methodologies. Learn more about our main mechanisms:

- Information security policies, personal data privacy and cookies policy, published in an easily accessible place and simple language;
- Digital communication channels, available 24 hours a day, every day of the week, accessible to customers, such as, for example, chatbot and App Privacy Center;
- Use of robust technologies and increasingly automated internal processes and highly specialized people, seeking more efficiency in our processes and more assertiveness in customer service;
- Promotion of a culture of information security and data privacy through a structured program with initiatives, such as communication and training actions for employees and critical partners;
- Strict compliance with current laws and regulations, also complemented by the application of local and global market-leading frameworks and references.

As a way of continuously improving our operations, we periodically assess, proactively and preventively, through internal actions and by external entities, our information security and personal data privacy performance.

Among the main initiatives we have:

- Monitoring our maturity, following as a reference the main specialized frameworks of the global market;
- Conducting internal audit rounds to identify points of process improvement;
- Conducting external audit rounds, through market partners, to verify any additional opportunities;
- Monitoring of several operational controls implemented and action plans, aiming to detect, prioritize, act and improve processes;
- Discuss metrics and critical topics in technical and executive forums, aiming at effective decision-making and aligning any action plans that address identified risks or new investment opportunities.

Cyber Attitude Program

The Cyber Attitude Program was conceived and carried out to further strengthen the information security culture. This program encompassed numerous initiatives linked to data protection, personal data privacy and operational risks to all Inter employees. During an intense week, and also continuously, everyday situations have been discussed in accessible and playful language in different ways, such as lectures with external guests, interviews with Senior Leadership, panels with experts, access to audiovisual resources, among others that strengthen digital trust in our brand.

Anti-Fraud Actions

We have a fraud prevention model of our own and external rules. We use world-renowned tools and tools developed internally from the knowledge acquired in monitoring our customers' use of the platform.

The main goal is to ensure that our customers are safe and that access to the App is made only by the respective account holders, mitigating access by third parties and using equipment infected by malware.

Our transaction monitoring model is composed of unitary evaluation rules and machine learning techniques that allow us to profile clients with suspicious behavior.

In 2021, several monitoring and anti-fraud actions were implemented to improve the existing model of mitigation and proactive identification of fraud. This work resulted in a considerable and constant increase in the preventive, increasingly efficient identification of suspicious behavior.

Other safety-oriented actions were implemented, such as:

- Improvement of account opening rules;
- Review of the documentation of 100% of the existing accounts, which were opened until the year 2020 to further increase the integrity of our client portfolio;
- Improved liveness to increase the quality of detection of characteristics that ensure the legitimate user of the account carries out the process.

Besides to the actions implemented, we increased the frequency and quality of our security communications to share security and fraud information with customers:

- Periodic communication campaigns focused on the security topic, aiming to acculturate our customers in practices that guarantee the security of their accounts and data;
- Security tip in our App before access (i-safe code);
- Videos on our official channels;
- Sending Push Notification and email alert with security tips;
- Posts on our official pages about the main existing scams.





Risk Management

SDG 16

How We Map

Risk management is part of our culture, and it's everyone's job. Our employees are responsible for implementing controls, assessing and monitoring risk levels in their day-to-day activities.

With each innovation in our digital platform, the risk management structure becomes more complex to adapt to new activities and lines of business. We use a risk supervision model in three lines of defense, in line with the guidelines of the Committee of Sponsoring Organizations (COSO):

①

It includes the commercial and operational areas responsible for the activities originating the risks. These areas are the risk owners, that is, they are responsible for adopting the treatments and controls necessary to keep the risks within the appetite defined by the risk policies and guidelines.

②

It includes the control functions (risks, compliance and internal controls), which are responsible for providing specialized advisory support and supervising whether the treatments and controls implemented by the 1st line of defense adhere to risk appetite of Inter.

③

It includes the internal audit, which has a broad and independent performance, verifying and validating whether the areas and processes comply with our guidelines.

In the Risk Analysis, exposures, positions and elements that may impact the Institution's economic and financial balance (results, liquidity, capital, etc.) are mapped and evaluated.

We consider the limits and assumptions established in our Risk Appetite Statement (RAS) as guidelines for risk management in conducting the business. As we improve our processes and increase our organizational scope, policies and standards continue to support our growth.

Risk Appetite Statement (RAS)

Statutory document, issued by the Board of Directors, indicates and determines which risks, including levels and tolerance, can be assumed by our Directors to fulfill their strategic goals.

Risk Management Policy

Our risk management policy defines strategies and guidelines for the most relevant risks. The main risks actively monitored include: credit, market, liquidity, operational, capital, information technology, socio-environmental and reputation.

The company's risk management structure is described in the Integrated Risk Management Policy. Besides it, we have a specific document for incorporating risks in ESG aspects, called Social and Environmental Risk Policy. Both have a corporate approach to non-compliance cases.

Risk Governance

GRI 2-16

Responsibility for the risk management structure is shared between the Board of Directors, the Executive Board, the Risk Board and the Treasury Board. Therefore, we were able to distribute responsibilities and skills compatible with the assignment of each function in the different levels and segments of Inter.

The main role of the Board of Directors and the Risk Department is to promote an adequate structure and controls for risk management, monitor the application of policies and ensure that those assumed by the business areas are adequate to the limits and guidelines indicated in the RAS.


Audit Committee
Monitors and audits the process.
Board of Directors
Approves the RAS indicators and metrics to be monitored and their respective tolerance limits.
Executive Board
Monitors the monitoring of indicators and metrics from the SAN dashboard.
Risk Committee
Decides on action plans to reclassify or change the limit.
Risk Board (2nd Line of Defense)
The Risk Board Advises and provides advisory support to risk owners (1st Line of Defense) in choosing RAS indicators and metrics to be monitored, as well as their respective risk tolerance limits, and in the preparation of action plans for reframing or changing the limits.
Timely reports on monitoring risk appetite indicators and metrics (RAS) under your responsibility, with a forward-looking view, anticipating trends in potential misframing.
It analyzes the causes and measures the magnitude and severity of potential misframing and its consequences for achieving strategic objectives and compliance with business plans.
Risk owner (1st Line of Defense)
It proposes the RAS indicators and metrics to be monitored and their respective limits of risk tolerance.
Timely reports on the monitoring of risk appetite indicators and metrics (RAS) under your responsibility, with a forward-looking view, anticipating potential misframing trends.
It proposes the action plan for reframing or changing the limit.

To identify, assess and control current and potential risks, the main risk management activities are:

1. Monitoring the profile of each identified risk, indicating its level, category and causes, defining the risk owners and attesting to their adherence to our risk appetite (RAS);
2. Adopting qualitative and/or quantitative methodologies to measure risks and their respective data sources;
3. Defining indicators or metrics for monitoring exposure levels to the main risks;
4. Adopting treatments, controls and mechanisms for evaluating these controls, compatible with each level of risk and priorities, to keep exposures within the limits defined in the RAS;
5. Adopting mechanisms to encourage behaviors oriented towards the observance of Risk Appetite, risk management policies and procedures, as well as to curb actions that are incompatible with these;
6. Promoting changes that have the potential to significantly alter the Risk Profile analyzed in advance and promptly.
7. Promoting actions to make employees aware of the risks of their operations, to reinforce behaviors and attitudes that favor their management;
8. Conducting the Statutory Committees linked to Risk Management, enabling the Board of Directors and the Board of Executive Officers to have a broad view of risks and alignments on definitions, policies, and strategies.

Risk management processes, methodologies, tools and models are defined independently, but validated by all areas directly involved in the process to which the respective risk is linked.

In 2020 and 2021, with the emergence of covid-19, integrated risk management played a crucial role in ensuring our business continuity.

Main Risks

For all risks, we adopt a management structure compatible with the nature of the business and the complexity of the products we offer, considering the Institution's level of strategy.

Credit Risk

Our credit risk management has a control and management structure independent of the business units, being responsible for the processes and tools to measure, monitor and report the credit risk of financial operations, periodically checking compliance with policies. Credit risk management considers a structured process of risk classification and provisioning based on judicious and consistent models, considering, for example, the complexity of the operations and guarantees involved.

With the crisis caused by covid-19 and its effects on the world economy, we seek to maintain sustainable growth by constantly analyzing the behavior of our credit portfolio.

Constant monitoring of our loan portfolio allowed us to renegotiate with clients affected by the crisis with the deterioration of their creditworthiness and structure specific credit operations to support small and medium-sized businesses. We consider it critical to contribute to the collective effort to balance the economy at a time of crisis and keep our default rates in compliance with our guidelines.

Market Risk

Among the main possibilities of fluctuations that bring the possibility of expected losses in market risk, are the variation of interest rates and share prices, the exchange rate variation and commodity prices. We monitor risk positions daily for the banking and trading portfolios, considering limits and strategies defined in policies or directive committees.

Liquidity Risk

Our liquidity risk management aims to maintain a level of liquidity adequate to the complexity of our activities, ensuring the availability of diversified, dispersed and stable funding sources.

Therefore, we have criteria for calculating the minimum cash to manage liquidity risk and constantly seeking to improve the management of Asset Liability Management. Cash monitoring is carried out daily by the risk department and disclosed to committee members.

In 2021, the follow-on generated funding for the institution of R$5.5 billion, keeping our cash comfortable and our liquidity ratios in line with our risk appetite.

Operational Risk

Our management model aims to identify, measure, assess, monitor, report, control and mitigate exposure to operational risk so that residual risk levels are within the acceptable limit, as defined by the Board of Directors and by the Operational Risk, Governance and Corporate and Integrity Committee.

Operational risk management is governed by guidelines in line with the strategy and size of our business model and duly contemplates the recommendations of supervisory and regulatory bodies and the best practices and market systems, as well as presenting the guiding principles below:

- Risk Culture: The dissemination of our risk culture covers all employees and types of risks. This culture includes values, skills and action in the face of risks that are integrated in all processes, especially in decision making, change management, and strategic and business planning;
- Sponsorship by Senior Management: For adequate, efficient and effective risk management, the support and involvement of the Institution's entire governance structure is critical;
- Independence of Risk Structures: The Risk Department has autonomy, independence and exemption as premises for a transparent performance, whose control is centralized, providing opportunities for decentralized management, as we can see in our lines of defense in risk management.

Social and Environmental Risk

SASB FN-CB-410a.2

The guidelines that guide the management of social and environmental risk are formalized in our Social and Environmental Responsibility Policy (PRSA). Furthermore, Inter seeks to constantly progress in managing socio-environmental risk, always attentive to new regulatory demands and best market practices. The main practices adopted are:

- Adopting socio-environmental criteria incorporated into the process of analysis and granting of credit operations, adopting specific guidelines for sensitive segments and segments, evaluating and advising on activities that represent more risk potential;
- Assessing potential socio-environmental risks in new products and services, including reputational risk;
- Adopting socio-environmental criteria in the registration and certification process of suppliers, partners and service providers;
- Assessing socio-environmental issues in the "Know Your Customer" process;

Besides managing this type of risk, we are attentive to business opportunities that result in the generation of socio-environmental value.

Risk Management

Market and Liquidity Risk Management

Liquidity risk management aims to maintain the liquidity level within the limits defined in the risk appetite (RAS). This implies ensuring the availability of diversified, dispersed and stable sources of funds. Both market risk and liquidity risk are monitored daily through indicators.

Information Security Risk Management

We maintain an adequate level of maturity in information security processes and controls and seek to adhere to international guidelines and good practices - mainly to the ISO 27001 standard - to ensure a stable environment for customers, employees, suppliers and shareholders. We are based on the tripod Confidentiality, Integrity and Availability and the guidelines for managing these risks are formalized in internal policies and rules.

Legal and Compliance Risk Management

The areas of Compliance, Legal, Risks, Internal Controls and Internal Audit work together in this management. All violations or significant non-compliance with legislation, codes, standards and internal regulations (whether intentional or not) are reported to the Steering Committees or the Board of Directors.

Risk identification is performed with the search, recognition and description process, involving the identification of risk sources, events, causes and potential consequences. Risks and non-compliances are monitored and properly indicated in the Compliance Risk Matrix and monitored and the effectiveness of treatment actions.

These compliance risks encompass corruption and bribery, and risks classified as high are unacceptable, requiring the implementation of treatment actions that reduce the level of risk to a medium or low level. Additionally, contingency and emergency actions should be planned. Finally, the risks must be reported to the Compliance and Integrity Committee.

Business Continuity Risk Management

We have consistent actions, policies and processes linked to Business Continuity Management. Thus, we ensure the maintenance or recovery of processes, facilities, infrastructure and information technology systems. We also have a Crisis Management Program, whose goal is to manage the events of business interruption, natural disasters, environmental, social, infrastructure (including information technology) impacts or any other operational, strategic or reputational risk.

Image and Reputation Risk Management

We monitor disclosures in the press and social media, to quickly deal with any scenarios that may pose risks to the company's image and reputation.

Besides, risk management encompasses the prevention of money laundering, the fight against terrorist financing and the fight against corruption. We provide guidelines to our employees, business partners and third parties, so that everyone can act following our values, working with ethics and integrity.

Strategic and Business Risk Management

The business areas are responsible for monitoring and anticipating trends, supporting some strategic decisions. Thus, we have mechanisms and committees that ensure that decision-making and stratified definitions associated with the business are aligned with the guidelines of the Board of Directors and with our strategic planning.

The risk department actively participates in strategic planning, in the budget process, in the evaluation and prospection of mergers and acquisitions, evaluating the impacts and adherence of the initiatives regarding our business.

Business Plan Stress Tests

SASB FN-CB-550a.2

As required by the Central Bank (Bacen), we prepare the stress test annually, incorporated into capital planning and presented to the Board of Directors.

This procedure allows us to assess the institution's resilience and our capital adequacy and provide us with subsidies to understand the behavior of our portfolios during crises. We use the results obtained to calibrate our risk appetite and review the strength of our strategy and capital plan, making it a critical tool for improving management decision-making.

We selected the institution's main risks and its most relevant portfolios to define the stress scenarios, always considering our risk appetite. In 2020, with the advance of covid-19 and in 2021, the macroeconomic parameters were revised in the projection of scenarios, considering the deceleration of the economy and the potential risks, besides their effects on the strategic planning of our institution.

Even in this scenario, we found that the institution's capital is adequate and adherent to the strategic planning.

Constant monitoring of risks that may affect capital and liquidity adequacy to the Group's internal and regulatory standards is an activity considered critical for Inter.

Internal Audit

The Internal Audit area is responsible for evaluating the institution's management, processes, and results by comparing an analyzed situation with certain operational, legal or regulatory technical criteria. With this, we aim, independently, to contribute to the mitigation of risks and the adequacy and effectiveness of the processes. We are based on national and international instruments, such as the International Framework for Professional Practices (IPPF) of the Institute of Internal Auditors (IIA) and Resolution 4879 of January 1, 2021 of the National Monetary Council (CMN).

Besides, the Internal Audit is responsible for evaluating controls and risks of the business areas whose processes are audited, analyzing the work of third parties and previously auditing matters corresponding to regulatory bodies such as B3, CVM and Central Bank of Brazil.


Internal Audit
Risk Audits
Control Audits
Audits B3, CVM and Central Bank of Brazil

In April 2021, the Board of Directors approved the Internal Regulations of the Audit Committee and elected its composition. The Audit Committee is responsible for recommending to the Board of Directors about the independent audit to be contracted, reviewing the financial statements, evaluating the efficiency of the audit services and internal control procedures and evaluating management's compliance with recommendations. proposed by the independent audit firm, among others.

The purpose of internal audit is to propose corrective actions and process improvements, add value to management, increase and protect organizational value, providing Senior Management with advice through goal analyses, recommendations and comments, regarding the activities examined to strategic decision making.

To achieve our goals, the Internal Audit team acts according to the following values:

- Disseminate culture directed to good governance practices, transparency, vision of risks and importance of controls on our processes
- Develop audit activities aligned with our strategy, being support for senior management
- Create awareness of other business areas about the role of Internal Audit
- Develop a relationship of trust with all sectors
- Produce clear, transparent, and objective reports
- Suggest implementation of improvements considered relevant

Appendix

GRI Content Index

GRI		RESPOSTA DIRETA/PÁGINA
UNIVERSAL STANDARDS		
THE ORGANIZATION AND ITS REPORTING PRACTICES		
2-1	Organizational Details	Page 9
2-2	Entities included in the organization report	Page 8
2-3	Period covered by the report, frequency and contact	Page 8 Reported on an annual basis, this publication covers January 1 to December 31, 2021. If you have any questions or suggestions about the Report, please contact us by email: sustentabilidade@bancointer.com.br and ri@bancointer.com.br.
2-4	Information reformulations	After official disclosures, the comparative eco-efficiency numbers were updated with the 2020 data, as was already indicated in the initial version released. The 2020 water consumption indicator 303-5 was also updated after a change in the calculation methodology, which increased the amount disclosed. In indicator 305-3, we started to account for emissions, considering downstream transport and distribution in upstream, to better reflect what is practiced in the market. There was no change in the total amount issued. Finally, we updated the total number of employees for 2019 and 2020 to reflect the same cutoff in 2021.

GRI		DIRECT ANSWER/PAGE
2-5	External verification	Page 8 and 188 The external audit process is coordinated and conducted by the Corporate Sustainability and Investor Relations team, and the content is validated by members of the executive board.
ACTIVITIES AND EMPLOYEES		
2-6	Activities, value chain and other business relationships	Page 9, 33 and 119
2-7	Employees	Page 96 We do not have a temporary or part-time CLT employment contract. We have interns and minor apprentices who, within the applicable legislation, fulfill the full established hours.
2-8	Workers who are not employees	Page 96
GOVERNANCE		
2-9	Governance Structure	Page 128, 129 and 131
2-10	Appointment and admission of the highest governance body	Page 131
2-11	Chairman of the highest governance body	Page 131 The chairman of the Board of Directors has no executive role in the operation.

GRI		DIRECT ANSWER/PAGE
2-12	Role of the highest governance body in overseeing impact management	Page 131 Ordinary Board meetings occur monthly, according to the annual calendar defined by the Chairman of the Board of Directors in the Corporate Events Calendar, which can be accessed on Inter and the Securities and Exchange Commission ("CVM"). The Board must also meet, on an extraordinary basis, whenever the corporate interests so require, by convening its Chairman or any of its members, in writing, at least 07 (seven) days in advance, and the notice must include: date, time, place and matters that will be on the agenda of the meeting. In 2021, the Board of Directors of Inter met 74 times, between ordinary and extraordinary meetings. All members of the Board of Directors attended the Meetings held in fiscal year 2021.
2-13	Delegation of responsibility for impact management	Page 133
2-14	Role of the highest governance body in sustainability reporting	Page 8

GRI		DIRECT ANSWER/PAGE
2-15	Conflicts of Interest	The Board of Directors' internal regulations, specifically, in articles 23 to 26, describe the following rules linked to the management of conflicts of interest: (i) under the terms of the Related Party Transactions Policy, for the purpose of mapping possible events of conflicts of interest, at the first meeting that follows the act of electing a Director and, annually, he must provide the information indicated in Article 8, II, of the Internal Regulations of the Board of Directors; (ii) in the event of a potential conflict of interest, the Directors involved must manifest their potential conflict of interest as soon as the matter is included on the agenda or proposed by the Chairman of the Board, abstain from discussions on the subject and abstain be sure to vote on it; (iii) the independent members of the Board may not directly or indirectly receive any compensation from the Inter Group, other than that approved at the annual Shareholders' Meeting for the exercise of their function as a member of the Board (iv) in case of hypotheses of conflict of interest, linked to credit operations and the like, the Board must observe the provisions of the Inter Group's Policy on Transactions with Related Parties. Other information can be found in the Inter Reference Form, available on the IR website.
2-16	Communicating critical concerns	Page 153 In 2021, 13 risk indicators were communicated to the Board of Directors.
2-17	Collective knowledge of the highest governance body	The Board of Directors has advisory committees that assist in developing, improving, and knowledge of the most diverse topics necessary for a more humane, sustainable, and financially profitable business conduct. Besides, in compliance with the Policy for the Appointment and Evaluation of Directors, members of the Senior Management also participate in education, training and continuing education programs, which are developed from time to time by Inter to develop skills and skills and improvement of organizational culture.

GRI	DIRECT ANSWER/PAGE
2-18 Performance assessment of the highest governance body	The performance of Senior Management members is evaluated annually, based on quantitative and qualitative criteria, focused on programming, professional development and compensation. The quantitative assessment is based on achieving goals, unfolded from Inter's strategic guidelines and goals defined annually by the People and Compensation Committee. Qualitative, on the other hand, consists of the assessment by skills based on the values, principles and pillars of the Inter Group, as well as on technical criteria, where the adequacy of values and the quality of technical, managerial and interpersonal skills are verified, as well as knowledge of legislation and regulations relating to liability of any kind for their performance and the experience of members of the Senior Management, as required for the performance of their respective responsibilities. Besides, the Secretary of Corporate Governance sends a self-assessment questionnaire to be concluded by the members of the Board of Directors, covering the following topics: (i) Dynamic Structure; (ii) Structure and Processes; (iii) People and Culture; and (iv) Corporate Risks and Internal Controls. The Appointment and Evaluation Policy for management details are available on the IR website, available here. a. The evaluation process includes verifying that the Board of Directors is responsible for monitoring compliance with institutional policies and any other initiatives to which the company has adhered, such as the Code of Conduct, Pillars of Sustainability, among others.

GRI		DIRECT ANSWER/PAGE
		b. The evaluation of the Board of Directors is carried out annually and is not carried out independently, but by the Governance Secretary and the People and Compensation Committee. c. Part of this assessment is carried out individually and identified by each of the Board Members. d. No action has yet been taken in response to the performance assessment of the highest governance body, as the assessment process is being restructured.
2-19	Compensation Policies	Page 136
2-20	Process to Define the Compensation	Page 136
2-21	Total Annual Compensation Rate	a. Proportion of total annual base salary 2021 i. Total annual compensation of the highest paid employee: R$1,228.449 ii. Total annual average compensation of other employees: R$79,796 iii. Proportion (i/ii): 15.39 b. Ratio of percentage increase in total annual compensation 2021 i. Percentage increase in total annual compensation for the highest paid individual in the organization: 11% ii. Average salary adjustment - merits and promotions: 6% Proportion (i/ii): 0.42

STRATEGY, POLICIES AND PRACTICES		
2-22	Declaration on sustainable development strategy	Page 4

GRI		DIRECT ANSWER/PAGE
2-23	Commitment policies	Page 140
2-24	Incorporation of commitment policies	Page 140 The Compliance area is responsible for keeping the policies mentioned in the report up to date, but the application is the responsibility of all Inter employees, except for the Compliance Policy, whose application is the responsibility of the area itself.
2-25	Negative impact remediation process	No negative impacts on the operation were identified.
2-26	Mechanisms for ethics guidance and concerns	Page 144
2-27	Compliance with Laws and Regulations	In 2021, there were 30 notes of non-compliances of a non-pecuniary nature and 2 notes of non-compliances of a pecuniary nature.

STAKEHOLDER ENGAGEMENT		
2-28	Participation in associations	Inter takes an active part in discussions with other market players on topics linked to its growth avenues, besides to topics linked to ESG. Currently, Inter integrates the following associations: 1. Associação Brasileiras de Bancos (ABBC), working as a member of the Compliance Committee and of the S Commission, which deals with sustainability issues; 2. Brazilian Federation of Banks (Febraban), working as a member of the Board of Directors and the Executive Board; 3. Brazilian Institute of Corporate Governance (IBGC), working as a member of the Governance Committee in Financial Institutions; 4. Global Compact Brazil, in which Brazil is a UN initiative with the business segment. We also participate in related institutions: Challenge 2030 Network and HUB ODS MG. 5. Cooperation for Development and Human Housing, working as a member of the Minas Gerais Corporate Volunteering Committee (CMVC).
2-29	Approach to Stakeholder Engagement	Page 11
2-30	Collective Bargaining Agreements	87.5% of employees are covered by a collective bargaining agreement. For employees who are not covered by the collective bargaining agreement, agreements are made via a specific contract and/or revised minutes and approved by the board of Grupo Inter.

GRI		DIRECT ANSWER/PAGE
MATERIAL TOPICS		
3-1	Process for determining material topics	Page 11
3-2	Material Topics List	Page 11
ECONOMIC PERFORMANCE		
3-3	Material Topic Management	Page 18, 33 and 60
201-1	Direct Economic Value Generated and Distributed	Page 60
MARKET OPERATION		
202-1	Ratio of the lowest wage to the local minimum wage, with discrimination by gender	The ratio of the lowest salary paid by Inter to the local minimum salary in 2021 was 2.02. The salary floor is applied, regardless of gender, to all employees who start their careers with us. Being: Minimum Wage = R$1,100.00 Lowest salary paid by Inter = R$2,223.00

GRI		DIRECT ANSWER/PAGE
202-2	Proportion of senior management hired from the local community	Of the total number of senior management members (directors, superintendents and executive managers), 84% were hired locally, the definition of location being the Belo Horizonte region.
INDIRECT ECONOMIC IMPACTS		
203-1	Investments in infrastructure and support services	No investments were made in infrastructure and support services in 2021.
203-2	Significant indirect economic impacts	Page 9 e 60

ANTI-CORRUPTION		
3-3	Material Topic Management	Page 138
205-1	Operations Assessed for Risks Related to Corruption	Page 138 and 145
205-2	Communication and Training in Anti-Corruption Policies and Procedures	Page 143 a) The Code of Conduct and Ethics and Conflict of Interest Policy is forwarded to the entire Board of Directors and Audit Committee. b) 98% of Inter's employees (3,739) took the Code of Conduct and Ethics training in 2021. Additionally, the Anti-Corruption policy can be found at Click Compliance and 2,894 people accepted it. c) The Code of Conduct and Ethics is made available to suppliers at the time of contracting, according to clauses in the standard draft. d) The Code of Conduct and Ethics and Conflict of Interest Policy is forwarded to the entire Board of Directors and Audit Committee. Three members send the "agreed".
205-3	Confirmed cases of corruption and actions taken	No cases of corruption were identified in the Company in 2021.

GRI		DIRECT ANSWER/PAGE
UNFAIR COMPETITION		
3-3	Material Topic Management	This topic is specifically addressed in Inter's Code of Conduct and Ethics, which sets out organizational principles that dialogue with the Company's ethical and moral principles. Onboarding and periodic training are also provided to different stakeholders, to solidify its position, always guided by integrity, in the face of day-to-day ethical dilemmas. However, Inter has never been involved in unfair competition, either perpetrator or victim.
206-1	Lawsuits for unfair competition, trust and monopoly practices	There were no lawsuits for unfair competition, trust practices or monopoly in 2021.
ENERGY		
302-1	Energy consumption within the organization	Page 67
302-3	Energy intensity	Page 68
302-4	Decrease of energy consumption	Page 68
WATER AND WASTEWATER		Page 68
303-5	Water Consumption	Page 76

GRI		DIRECT ANSWER/PAGE
EMISSIONS		
305-1	Direct Emissions (Scope 1) of Greenhouse Gases (GHG)	Pág. 69
305-2	Indirect Emissions (Scope 2) of Greenhouse Gases (GHG) from the purchase of energy	Pág. 69
305-3	Indirect Emissions (Scope 3) of Greenhouse Gases (GHG) (GHG)	Pág. 69
305-4	Intensity of greenhouse gas (GHG) emissions	Pág. 69
305-5	Decrease of greenhouse gas (GHG) emissions	Pág. 69
JOBS		
401-1	New hires and employee turnover	Page 112
401-2	Benefits Provided to Full-Time Employees that are not Provided to Temporary or Part-Time Employees partial	Page 101
401-3	Maternity/paternity leave	Page 101

GRI		DIRECT ANSWER/PAGE
TRAINING AND EDUCATION		
404-1	Average hours of training per year, per employee	Page 116
404-2	Programs for the improvement of employees' skills and assistance for career transition	Page 115
404-3	Percentage of employees receiving regular performance and career development reviews	Page 118
DIVERSITY AND EQUALITY		
405-1	Diversity in governance bodies and employees	Page 96 and 130
405-2	Ratio of base salary and compensation received by women and those received by men	The mathematical ratio between the base salary and women's compensation regarding men was equal to 1 for all our functional categories. The mathematical ratio was calculated by: Average monthly fixed compensation for women / Average monthly fixed compensation for men.
NON-DISCRIMINATION		
406-1	Discrimination cases and corrective measures taken	In 2021, we had a case of discrimination reported, but the information provided in the event was insufficient to continue the complaint and analysis of the case.
CUSTOMER PRIVACY		
3-3	Material Topic Management	Page 146

GRI		DIRECT ANSWER/PAGE
418-1	Proven complaints regarding breaches of customer privacy and loss of customer data	All records received through our service channels are forwarded for evaluation by the Information Security or Privacy Incident Management teams. Upon confirmation of an event of any relevance, the response is carried out following our procedures, which follow global best practices, and the documentation is available to Organs competent bodies and our external auditors. These documents are not disclosed due to their confidential nature, as they present aspects of a competitive advantage in our information security and customer relationship strategy.
SOCIOECONOMIC COMPLIANCE		
3-3	Material Topic Management	Page 138
419-1	Non-compliance with laws and regulations in the socioeconomic area	There were no cases of non-compliance with laws and regulations in the socioeconomic area in 2021.
CUSTOMER EXPERIENCE		
3-3	Material Topic Management	Page 80

GRI		DIRECT ANSWER/PAGE
FINANCIAL EDUCATION		
3-3	Material Topic Management	Page 89 and 94
INNOVATION AND BUSINESS		
3-3	Material Topic Management	Page 29 and 33
BRAND AND REPUTATION		
3-3	Material Topic Management	Page 6 and 7

SASB Contet Index

SASB - COMMERCIAL BANKS		DIRECT ANSWER/PAGE
DATA SECURITY		
FN-CB-230a.1	(1) number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of affected accounts	All records received through our service channels are forwarded for evaluation by the Information Security or Privacy Incident Management teams. Upon confirmation of an event of any relevance, the response is carried out following our procedures, which follow global best practices, and the documentation is available to Organs competent bodies and our external auditors. These documents are not disclosed due to their confidential nature, as they present aspects of a competitive advantage in our information security and customer relationship strategy.
FN-CB-230a.2	Description of approach to identifying and addressing data security risks	Page 146

FINANCIAL INCLUSION AND CAPACITY DEVELOPMENT		
FN-CB-240a.1	(1) Number and (2) amount of eligible ongoing loans for programs to promote small businesses and community development	1,100 loans, totaling R$11,768,510.25.
FN-CB-240a.2	(1) Number and (2) amount of non-cumulative and past-due loans eligible for programs to promote small business and community development	84 loans, totaling R$940,600.61.
ETHICS IN BUSINESS		
FN-CB-510a.2	Description of whistleblowing policies and procedures	Page 144

SASB - COMMERCIAL BANKS		DIRECT ANSWER/PAGE
RISK MANAGEMENT SYSTEM		
FN-CB-550a.1	Global Systemically Important Bank (G-SIB) Score, by Category	The Central Bank uses the same definitions of the Basel Committee to classify Brazilian financial institutions as Financial Institutions Considered Systemically Important at a Global Level – "G-SIFIs" disclosed by the Financial Stability Board (FSB). We were not included in the latest list of G-SIFIs released by the Financial Stability Board (FSB) in 2021.
FN-CB-550a.2	Description of approach to incorporating mandatory and voluntary stress test results into long-term capital adequacy planning, business strategy, business strategy, and other business activities	Page 161
METRICS		
FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	Page 41

SASB - CONSUMER FINANCE		DIRECT ANSWER/PAGE
CUSTOMER PRIVACY		
FN-CF-220a.1	Total amount of monetary losses as a result of legal proceedings associated with customer privacy	There are no losses arising from legal procedures associated with customer privacy.
METRICS		
FN-CF-000.A	Number of unique consumers with an active credit card account (1) and (2) prepaid debit card account	4,414,150 unique consumers with an active credit card account. Inter does not work with prepaid debit cards.
FN-CF-000.B	Number of (1) credit card accounts and (2) prepaid debit card accounts	14,442,115 credit card accounts. Inter does not work with prepaid debit cards.

SASB - ASSET MANAGEMENT AND CUSTODY ACTIVITIES		DIRECT ANSWER/PAGE
TRANSPARENCY OF INFORMATION AND FAIR ADVICE TO CUSTOMERS		
FN-AC-270a.3	Description of approach to informing customers about products and services	Page 80

SASB - INVESTMENT BANK & BROKERAGE FIRM		DIRECT ANSWER/PAGE
DIVERSITY AND INCLUSION OF EMPLOYEES		
FN-AC-330a.1	Percentage of gender and ethnic/racial group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	Page 96 and 130 Executive Management (Director, Superintendent and Executive Manager): 25% Women; 75% Men. Non-Executive Management (Manager, coordinator and leader): 30% Women; 70% Men. Professionals (Specialists): 18% Women; 82% Men. Other Employees (Other positions): 45% Women; 55% Men.
INCORPORATION OF ESG ASPECTS IN INVESTMENT & CONSULTING MANAGEMENT		
FN-AC-410a.2	Description of the approach to incorporating ESG aspects into investment and/or wealth management processes and strategies	The incorporated aspects are still related only to the environmental front, without considering the three pillars of the ESG acronym. Find out more on page 136.
INTEGRITY		
FN-IB-510b.4	Description of approach to ensuring professional integrity, including duty of care	Page 139

Sustainable Development Goals

Main SDGs

- 8 DECENT WORK AND ECONOMIC GROWTH — Chapter 3 and 5
- 10 REDUCED INEQUALITIES — Chapter 2, 3 and 5
- 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE — Chapter 2 and 3
- 12 RESPONSIBLE CONSUMPTION AND PRODUCTION — Chapter 2, 3, 4 and 5

- 3 GOOD HEALTH AND WELL-BEING — Chapter 5
- 4 QUALITY EDUCATION — Chapter 5
- 5 GENDER EQUALITY — Chapter 5 and 6
- 6 CLEAN WATER AND SANITATION — Chapter 4
- 7 AFFORDABLE AND CLEAN ENERGY — Chapter 4
- 13 CLIMATE ACTION — Chapter 4
- 15 LIFE ON LAND — Chapter 4
- 16 PEACE, JUSTICE AND STRONG INSTITUTIONS — Chapter 6 e 7
- 17 PARTNERSHIPS FOR THE GOALS — Chapter 2

Credits

Coordination
Inter - Sustainability and IR

Editorial Project
Inter - Brand Lab

Editing and Proofreading
Ricca Sustentabilidade

EY
Building a better working world

São Paulo Corporate Towers
Av. Pres. Juscelino Kubitschek, 1909
Torre Norte - 9º Andar - Itaim Bibi
04543-011 - São Paulo/SP, Brasil

Tel: (11) 2573-3000
Fax: (11) 2573-5780
ey.com.br

A free-translation from Portuguese into English of Auditors' Report on non-financial statements (Annual Sustainability Report) originally prepared in Portuguese and in Brazilian currency (R$).

Independent Auditors' Limited Assurance Report on the Banco Inter S.A. Annual Sustainability Report based on GRI – Standards

To the Shareholder, Advisers and Directors of
Banco Inter S.A
São Paulo – SP

Introduction

We were engaged by Banco Inter S.A ("Company" or "Banco Inter") management to present our limited assurance report on the Holding's indicators contained in the Annual Sustainability Report based on Global Reporting Initiative ("GRI") – Standards for the twelve-month period ended December 31, 2021 ("Report").

Management and governance responsibilities for the Report

Banco Inter´s management is responsible for preparing and presenting appropriately the information contained in Report in accordance with criteria, assumptions and requirements of the GRI guidelines, and for the internal controls as management determines is necessary to enable the preparation of information free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express a conclusion on the Banco Inter's Report information, based on the limited assurance work conducted in accordance with Technical Notice of Ibracon № 07/2012, approved by the Brazil's National Association of State Boards of Accountancy (CFC) in light of NBC TO 3000 (Assurance Work Other Than Audit or Review), issued by the CFC, which is equivalent to international standard ISAE 3000, issued by the International Federation of Accountants, applicable to non-historical information. These standards call for compliance with ethic requirements, including independence and work carried out to obtain limited assurance that the Report is free of material misstatement.

A limited assurance work conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of inquires of management and other professionals from Banco Inter who were involved in the preparation of the Report, as well as of the application of additional procedures deemed necessary to obtain evidence which enables us to conclude on the limited assurance on the Report. A limited assurance work also requires additional procedures, as the independent auditor becomes aware of matters that lead him to believe that the Report information may contain material misstatement.

Building a better working world

A free-translation from Portuguese into English of Auditors' Report on non-financial statements (Annual Sustainability Report) originally prepared in Portuguese and in Brazilian currency (R$).

Independent auditors' responsibility – continuation

The selected procedures relied on our understanding of the aspects concerning the compilation and presentation of the Report information in accordance with criteria, assumptions and own methodologies from Banco Inter. The procedures comprised:

(a) the planning of the work, considering the materiality, the volume of quantitative and qualitative information and the operating and internal control systems which supported the preparation of the Report;

(b) the understanding of the calculation methodology and the procedures for preparation and compilation of the Report through interviews with management in charge of preparing the information;

(c) the application of analytical procedures on quantitative information and sample verification of certain evidence supporting the data used for the preparation of the Report;

(d) comparison of the financial indicators with the financial statements and/or accounting records.

The procedures applied in this limited assurance work also comprised compliance with the guidelines of the structure for development of the GRI applicable in the preparation of the information contained in the Banco Inter`s Report.

We believe that the evidence obtained in our work was sufficient and appropriate to provide a basis for our limited conclusion.

Scope and limitations

The procedures applied in a limited assurance work are substantially less in scope than those applied in an assurance work aimed at issuing an opinion on the Report information. As a consequence, we are not in a position to obtain assurance that we are aware of all matters which would be identified in an assurance work aimed at issuing an opinion. Had we carried out a work to issue an opinion, we could have identified other matters or misstatements in the Report information. Accordingly, we did not express an opinion on this information. In addition, Banco Inter's internal controls were not part of our limited assurance scope.

Only the Holding's information contained on the indicators was part of the scope of our limited assurance work. Thus, we perform limited assurance procedures exclusively on such information.

EY
Building a better working world

A free-translation from Portuguese into English of Auditors' Report on non-financial statements (Annual Sustainability Report) originally prepared in Portuguese and in Brazilian currency (R$).

Scope and limitations – continuation

The non-financial data is subject to further inherent limitations than financial data, given the nature and diversity of methods used to determine, calculate or estimate such data. Qualitative interpretations of materiality, significance and accuracy of data are subject the individual assumptions and judgments. Also, we did not carry out any work on data reported for prior periods nor in relation to future projections and goals.

Conclusion

Based on the procedures performed and herein described, nothing came to our attention that makes us believe that the GRI KPIs presented on the Report, for the twelve-month period ended December 31, 2021, was not prepared, in all material respects, in accordance with criteria, assumptions and methodologies for the preparation of the KPI´s based on requirements of the Global Reporting Initiative – Standards.

São Paulo (SP), May 27th, 2022.

Ernst & Young
Auditores Independentes S.S
CRC-2SP015199/O-6

Leonardo Masseli Dutra
Sustainability Executive Director

Diego F. Pereira
Partner – CRC-1SP264236/O-3

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